UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 2026

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.

(Translation of registrant’s name into English)

26, Chin 3rd Road

Kaohsiung, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: August 3, 2026	By:	/s/ Joseph Tung
		Name:	Joseph Tung
		Title:	Chief Financial Officer

ASE Technology Holding Co., Ltd.

and Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2025 and 2026, and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Shareholders

ASE Technology Holding Co., Ltd.

Introduction

We have reviewed the accompanying consolidated balance sheets of ASE Technology Holding Co., Ltd. (the “Company”) and its subsidiaries (collectively, the “Group”) as of March 31, 2025 and 2026, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months then ended, and the related notes to the consolidated financial statements, including material accounting policy information (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard No. 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standards on Review Engagements of the Republic of China 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Group as of March 31, 2025 and 2026, its consolidated financial performance and its consolidated cash flows for the three months then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard No. 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

Our reviews also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and such translation has been made in conformity with the basis stated in Note 4 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers.

The engagement partners on the reviews resulting in this independent auditors’ review report are Kai-Ning Hsu and Tzu-Yuan Chang.

Deloitte & Touche

Taipei, Taiwan

Republic of China

May 12, 2026

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$	US$ (Note 4)

ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$77,100,288	$92,468,851	$87,811,246	$2,739,820
Financial assets at fair value through profit or loss- current (Note 7)	14,972,636	7,754,182	24,282,038	757,630
Contract assets - current (Note 40)	6,181,423	7,568,112	8,929,157	278,601
Trade receivables, net (Note 10)	109,717,296	125,042,214	126,007,412	3,931,588
Other receivables	2,591,354	2,499,294	4,820,197	150,396
Current tax assets	764,549	884,793	638,396	19,919
Inventories (Note 11)	55,923,237	65,672,973	72,215,452	2,253,212
Inventories related to real estate business (Notes 12 and 35)	3,934,211	3,710,017	3,827,578	119,425
Other financial assets - current (Notes 13 and 35)	1,462,462	1,760,287	1,858,700	57,994
Other current assets	6,004,476	6,434,369	7,308,352	228,030

Total current assets	278,651,932	313,795,092	337,698,528	10,536,615

NON-CURRENT ASSETS
Financial assets at fair value through profit or loss - non-current (Note 7)	2,502,189	2,433,310	2,504,275	78,137
Financial assets at fair value through other comprehensive income - non-current (Note 8)	14,428,875	13,615,254	13,818,656	431,159
Investments accounted for using the equity method (Note 14)	19,792,384	25,520,228	30,276,741	944,672
Property, plant and equipment (Notes 15, 25, 35 and 36)	342,055,853	421,115,044	459,469,716	14,336,029
Right-of-use assets (Note 16)	11,753,907	12,636,536	12,264,611	382,671
Investment properties (Notes 17, 25 and 35)	20,068,781	18,736,891	19,098,442	595,895
Goodwill (Note 18)	52,025,644	51,886,100	52,879,940	1,649,920
Other intangible assets (Notes 19 and 25)	14,929,508	12,920,602	12,161,975	379,469
Deferred tax assets	7,305,465	7,698,208	8,150,980	254,321
Other financial assets - non-current (Notes 13 and 35)	4,704,480	4,108,146	4,002,791	124,892
Other non-current assets	5,958,362	4,867,943	5,200,789	162,271

Total non-current assets	495,525,448	575,538,262	619,828,916	19,339,436

TOTAL	$774,177,380	$889,333,354	$957,527,444	$29,876,051

				(Continued	)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$	US$ (Note 4)

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term borrowings (Notes 20 and 35)	$41,255,231	$31,825,453	$40,365,151	$1,259,443
Short-term bills payable (Note 20)	1,249,766	2,220,419	—	—
Financial liabilities at fair value through profit or loss - current (Note 7)	302,645	966,484	502,418	15,676
Financial liabilities for hedging - current (Notes 20 and 33)	12,980,257	9,282,400	9,359,093	292,015
Trade payables	74,381,415	88,753,993	86,897,483	2,711,310
Dividends payable (Note 24)	23,033,782	—	28,956,583	903,482
Other payables (Note 22)	69,197,239	74,816,290	85,999,530	2,683,293
Current tax liabilities	6,606,501	7,462,989	9,585,048	299,065
Lease liabilities - current (Note 16)	918,597	969,441	935,445	29,187
Current portion of bonds payable (Note 21)	14,999,200	3,499,748	3,499,945	109,203
Current portion of long-term borrowings (Notes 20 and 35)	5,774,733	3,188,061	2,591,146	80,847
Other current liabilities (Note 36)	17,042,258	21,363,305	25,810,072	805,306

Total current liabilities	267,741,624	244,348,583	294,501,914	9,188,827

NON-CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss - non-current (Note 7)	540,826	428,884	432,430	13,492
Bonds payable (Note 21)	21,066,399	11,467,882	1,999,351	62,382
Long-term borrowings (Notes 20 and 35)	126,708,320	202,612,796	199,142,046	6,213,480
Non-current tax liabilities	—	2,702,639	2,403,770	75,001
Deferred tax liabilities	6,312,905	4,616,646	5,367,061	167,459
Lease liabilities - non-current (Note 16)	6,684,473	7,878,666	7,442,148	232,204
Net defined benefit liabilities (Note 23)	3,309,235	4,324,806	4,233,987	132,106
Other non-current liabilities (Note 36)	6,790,266	37,584,819	60,860,783	1,898,933

Total non-current liabilities	171,412,424	271,617,138	281,881,576	8,795,057

Total liabilities	439,154,048	515,965,721	576,383,490	17,983,884

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY (Note 24)
Share capital
Ordinary shares	44,149,305	44,361,420	44,470,298	1,387,529
Shares subscribed in advance	42,123	118,348	143,563	4,479

Total share capital	44,191,428	44,479,768	44,613,861	1,392,008

Capital surplus	150,171,166	156,457,170	165,184,335	5,153,957

Retained earnings
Legal reserve	21,817,390	25,076,564	25,076,564	782,420
Special reserve	2,791,960	2,791,960	2,791,960	87,113
Unappropriated earnings	83,470,798	112,302,713	97,012,288	3,026,904

Total retained earnings	108,080,148	140,171,237	124,880,812	3,896,437

Other equity	11,038,059	7,750,840	17,897,491	558,424

Treasury shares	(1,959,107)	(1,959,107)	(1,959,107)	(61,126)

Equity attributable to owners of the Company	311,521,694	346,899,908	350,617,392	10,939,700
NON-CONTROLLING INTERESTS (Note 24)	23,501,638	26,467,725	30,526,562	952,467

Total equity	335,023,332	373,367,633	381,143,954	11,892,167

TOTAL	$774,177,380	$889,333,354	$957,527,444	$29,876,051

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)

	For the Three Months Ended March 31
	2025	2026
	NT$	NT$	US$ (Note 4)

OPERATING REVENUE (Note 40)	$148,153,262	$173,662,152	$5,418,476

OPERATING COSTS (Notes 11 and 25)	123,260,526	138,812,313	4,331,117

GROSS PROFIT	24,892,736	34,849,839	1,087,359

OPERATING EXPENSES (Note 25)
Selling and marketing expenses	1,816,201	1,995,642	62,267
General and administrative expenses	5,826,533	6,112,641	190,722
Research and development expenses	7,578,701	9,209,763	287,356

Total operating expenses	15,221,435	17,318,046	540,345

PROFIT FROM OPERATIONS	9,671,301	17,531,793	547,014

NON-OPERATING INCOME AND EXPENSES
Other income (Note 25)	856,977	667,464	20,826
Other gains and losses (Note 25)	972,793	1,319,389	41,167
Finance costs (Note 25)	(1,731,493)	(2,046,771)	(63,862)
Share of the profit of associates and joint ventures	40,351	728,378	22,726

Total non-operating income and expenses	138,628	668,460	20,857

PROFIT BEFORE INCOME TAX	9,809,929	18,200,253	567,871

INCOME TAX EXPENSE (Note 26)	2,021,624	3,635,258	113,425

NET PROFIT FOR THE PERIOD	7,788,305	14,564,995	454,446

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on equity investments at fair value through other comprehensive income	(20,730)	(3,103)	(97)
Share of other comprehensive income (loss) of associates and joint ventures	(834,230)	4,115,587	128,412

	(854,960)	4,112,484	128,315

(Continued	)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)

	For the Three Months Ended March 31
	2025	2026
	NT$	NT$	US$ (Note 4)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	$3,930,806	$6,420,219	$200,319
Unrealized loss on debt investments at fair value through other comprehensive income	(4,211)	(4,182)	(131)
Gain (loss) on hedging instruments	(371,078)	184,274	5,750
Share of other comprehensive income of associates and joint ventures	5,353	38,885	1,213

	3,560,870	6,639,196	207,151

Other comprehensive income for the period, net of income tax	2,705,910	10,751,680	335,466

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$10,494,215	$25,316,675	$789,912

NET PROFIT ATTRIBUTABLE TO:
Owners of the Company	$7,553,833	$14,147,537	$441,421
Non-controlling interests	234,472	417,458	13,025

	$7,788,305	$14,564,995	$454,446

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the Company	$9,953,412	$24,161,895	$753,881
Non-controlling interests	540,803	1,154,780	36,031

	$10,494,215	$25,316,675	$789,912

EARNINGS PER SHARE (Note 27)

Basic	$1.75	$3.24	$0.10

Diluted	$1.64	$3.08	$0.10

The accompanying notes are an integral part of the consolidated financial statements.			(Concluded	)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
								Exchange Differences on Translating Foreign Operations	Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income

	Share Capital			Retained Earnings						Gain (Loss) on Hedging Instruments	Unearned Employee Benefit
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total					Total	Treasury Shares	Total	Non-controlling Interests	Total Equity

BALANCE AT JANUARY 1, 2025	4,415,251	$44,152,505	$148,872,716	$21,817,390	$2,791,960	$99,337,337	$123,946,687	$5,051,905	$4,373,860	$715,703	$(1,631,257)	$8,510,211	$(1,959,107)	$323,523,012	$22,263,583	$345,786,595

Appropriation of 2024 earnings Cash dividends distributed by the Company	—	—	—	—	—	(23,420,372)	(23,420,372)	—	—	—	—	—	—	(23,420,372)	—	(23,420,372)

	—	—	—	—	—	(23,420,372)	(23,420,372)	—	—	—	—	—	—	(23,420,372)	—	(23,420,372)

Changes from investments in associates accounted for using the equity method	—	—	16,276	—	—	—	—	—	—	—	—	—	—	16,276	—	16,276

Net profit for the three months ended March 31, 2025	—	—	—	—	—	7,553,833	7,553,833	—	—	—	—	—	—	7,553,833	234,472	7,788,305
Other comprehensive income (loss) for the three months ended March 31, 2025, net of income tax	—	—	—	—	—	—	—	3,546,026	(858,000)	(288,447)	—	2,399,579	—	2,399,579	306,331	2,705,910

Total comprehensive income (loss) for the three months ended March 31, 2025, net of income tax	—	—	—	—	—	7,553,833	7,553,833	3,546,026	(858,000)	(288,447)	—	2,399,579	—	9,953,412	540,803	10,494,215

Cash dividends received by subsidiaries from the Company	—	—	386,590	—	—	—	—	—	—	—	—	—	—	386,590	—	386,590

Share-based payment from the Company (Note 28)	3,892	38,923	763,295	—	—	—	—	—	—	—	128,269	128,269	—	930,487	—	930,487

Share - based payment from subsidiaries (Note 28)	—	—	132,289	—	—	—	—	—	—	—	—	—	—	132,289	253,402	385,691

Issue of convertible bonds by subsidiaies (Note 21)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	443,850	443,850

BALANCE AT MARCH 31, 2025	4,419,143	$44,191,428	$150,171,166	$21,817,390	$2,791,960	$83,470,798	$108,080,148	$8,597,931	$3,515,860	$427,256	$(1,502,988)	$11,038,059	$(1,959,107)	$311,521,694	$23,501,638	$335,023,332

The accompanying notes are an integral part of the consolidated financial statements.

	Equity Attributable to Owners of the Company
								Other Equity
								Exchange Differences on Translating Foreign Operations	Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income

	Share Capital			Retained Earnings						Gain (Loss) on Hedging Instruments	Unearned Employee Benefit
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total					Total	Treasury Shares	Total	Non-controlling Interests	Total Equity

BALANCE AT JANUARY 1, 2026	4,447,977	$44,479,768	$156,457,170	$25,076,564	$2,791,960	$112,302,713	$140,171,237	$(138,034)	$8,693,666	$(149,676)	$(655,116)	$7,750,840	$(1,959,107)	$346,899,908	$26,467,725	$373,367,633

Appropriation of 2025 earnings Cash dividends distributed by the Company	—	—	—	—	—	(29,437,997)	(29,437,997)	—	—	—	—	—	—	(29,437,997)	—	(29,437,997)

	—	—	—	—	—	(29,437,997)	(29,437,997)	—	—	—	—	—	—	(29,437,997)	—	(29,437,997)

Changes from investments in associates accounted for using the equity method	—	—	(8,013)	—	—	—	—	—	—	—	—	—	—	(8,013)	—	(8,013)

Net profit for the three months ended March 31, 2026	—	—	—	—	—	14,147,537	14,147,537	—	—	—	—	—	—	14,147,537	417,458	14,564,995

Other comprehensive income (loss) for the three months ended March 31, 2026, net of income tax	—	—	—	—	—	—	—	5,773,140	4,109,204	132,014	—	10,014,358	—	10,014,358	737,322	10,751,680

Total comprehensive income (loss) for the three months ended March 31, 2026, net of income tax	—	—	—	—	—	14,147,537	14,147,537	5,773,140	4,109,204	132,014	—	10,014,358	—	24,161,895	1,154,780	25,316,675

Cash dividends received by subsidiaries from the Company	—	—	481,414	—	—	—	—	—	—	—	—	—	—	481,414	—	481,414

Differences between consideration and carrying amount arising from acquisition of subsidiaries (Note 30)	—	—	(26,432)	—	—	—	—	—	—	—	—	—	—	(26,432)	(29,249)	(55,681)

Changes in percentage of ownership interest in subsidiaries (Note 30)	—	—	7,111,355	—	—	—	—	—	—	—	—	—	—	7,111,355	2,928,476	10,039,831

Share-based payment from the Company (Note 28)	13,409	134,093	1,168,841	—	—	—	—	—	—	—	132,328	132,328	—	1,435,262	—	1,435,262

Share-based payment from subsidiaries (Note 28)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,830	4,830

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	35	35	—	(35)	—	—	(35)	—	—	—	—

BALANCE AT MARCH 31, 2026	4,461,386	$44,613,861	$165,184,335	$25,076,564	$2,791,960	$97,012,288	$124,880,812	$5,635,106	$12,802,835	$(17,662)	$(522,788)	$17,897,491	$(1,959,107)	$350,617,392	$30,526,562	$381,143,954

US DOLLARS (Note 4)
BALANCE AT MARCH 31, 2026	4,461,386	$1,392,008	$5,153,957	$782,420	$87,113	$3,026,904	$3,896,437	$175,822	$399,465	$(551)	$(16,312)	$558,424	$(61,126)	$10,939,700	$952,467	$11,892,167

The accompanying notes are an integral part of the consolidated financial statements.

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	$	$		$
	For the Three Months Ended March 31
	2025	2026
	NT$	NT$		US$ (Note 4)

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	$9,809,929		$18,200,253		$567,871
Adjustments for:
Depreciation expense	15,153,219		17,686,422		551,838
Amortization expense	938,574		961,979		30,015
Net gain on fair value changes of financial assets and liabilities at fair value through profit or loss	(2,872,588)		(3,063,225)		(95,577)
Finance costs	1,731,493		2,046,771		63,862
Interest income	(470,636)		(466,871)		(14,567)
Dividend income	(44,047)		(23,499)		(733)
Share-based compensations	748,450		338,594		10,565
Share of profit of associates and joint ventures	(40,351)		(728,378)		(22,726)
Loss (gain) on disposal of property, plant and equipment	26,175		(400,766)		(12,505)
Impairment loss recognized on financial assets	30,133		—		—
Reversal of impairment loss recognized on financial assets	—		(68,338)		(2,132)
Impairment loss recognized on non-financial assets	142,600		131,394		4,100
Net loss on foreign currency exchange	1,109,872		2,529,196		78,914
Others	2,014		(336,455)		(10,498)
Changes in operating assets and liabilities
Financial assets mandatorily classified as at fair value through profit or loss	(3,062,558)		(13,216,755)		(412,379)
Contract assets	(541,106)		(1,361,045)		(42,466)
Trade receivables	3,660,566		(528,736)		(16,497)
Other receivables	472,215		(869,192)		(27,120)
Inventories	1,169,852		(6,652,207)		(207,557)
Other current assets	(441,798)		17,081		533
Other financial assets	86,676		128,926		4,023
Other operating assets	(17,142)		84,606		2,640
Financial liabilities held for trading	(566,686)		(690,815)		(21,554)
Trade payables	(3,839,685)		(2,001,900)		(62,462)
Other payables	(1,032,348)		951,601		29,691
Other current liabilities	259,842		2,073,735		64,703
Other operating liabilities	(186,693)		24,381,124		760,720

Cash generated from operations	22,225,972		39,123,500		1,220,702
Interest received	366,775		430,587		13,435
Dividend received	166,447		22,574		704
Interest paid	(1,702,546)		(1,964,968)		(61,310)
Income tax paid	(1,083,346)		(1,224,259)		(38,198)

Net cash generated from operating activities	19,973,302		36,387,434		1,135,333

(Continued)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	$	$		$
	For the Three Months Ended March 31
	2025	2026
	NT$	NT$		US$ (Note 4)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets at fair value through other comprehensive income	$(328,350)		$—		$—
Return of capital from financial assets at fair value through other comprehensive income	—		9,865		308
Proceeds from sale of financial assets at amortized cost	—		21,291		664
Net proceeds outflow on acquisition of subsidiaries	(131,820)		(1,063,198)		(33,173)
Payments for property, plant and equipment	(37,133,476)		(45,959,066)		(1,433,980)
Proceeds from disposal of property, plant and equipment	784,652		1,867,625		58,272
Increase in other receivables	—		(90,000)		(2,808)
Payments for intangible assets	(160,723)		(184,312)		(5,751)
Proceeds from disposal of intangible assets	5		37		1
Payments for right-of-use assets	(25,729)		(215,197)		(6,714)
Payments for investment properties	(4,532)		(3,756)		(117)
Increase in other financial assets	(543,407)		(721,059)		(22,498)
Decrease in other financial assets	34,430		601,083		18,754
Increase in other non-current assets	(104,844)		(169,667)		(5,294)
Decrease in other non-current assets	52,393		161,588		5,042

Net cash used in investing activities	(37,561,401)		(45,744,766)		(1,427,294)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	5,820,698		8,182,230		255,296
Proceeds from short-term bills payable	1,249,766		—		—
Repayment of short-term bills payable	—		(2,220,419)		(69,280)
Proceeds from bonds offering	3,199,311		—		—
Repayment of bonds payable	—		(18,308)		(571)
Proceeds from long-term borrowings	76,149,068		80,338,288		2,506,655
Repayment of long-term borrowings	(70,269,862)		(86,208,648)		(2,689,818)
Repayment of the principle portion of lease liabilities	(287,443)		(255,103)		(7,960)
Proceeds from exercise of employee share options	567,596		1,101,499		34,368
Decrease in non-controlling interests	—		(73,945)		(2,307)
Other financing activities	(17,650)		(7,862)		(245)

Net cash generated from financing activities	16,411,484		837,732		26,138

(Continued)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	$	$		$
	For the Three Months Ended March 31
	2025	2026
	NT$	NT$		US$ (Note 4)

EFFECTS OF EXCHANGE RATE CHANGES ON THE BALANCE OF CASH AND CASH EQUIVALENTS	$1,784,079		$3,861,995		$120,499

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	607,464		(4,657,605)		(145,324)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	76,492,824		92,468,851		2,885,144

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$77,100,288		$87,811,246		$2,739,820

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2026

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL INFORMATION

ASE Technology Holding Co., Ltd. (the “Company”) is a corporation incorporated in Nanzih Technology Industrial Park under the laws of Republic of China (“R.O.C.”) starting from April 30, 2018 (date of incorporation). The Company and its subsidiaries (collectively referred to as the “Group”) offer a comprehensive range of semiconductors packaging, testing, and electronic manufacturing services (“EMS”).

The Company’s subsidiaries, Advanced Semiconductor Engineering, Inc. (symbol “2311”, “ASE”) and Siliconware Precision Industries Co., Ltd. (symbol “2325”, “SPIL”), entered into and executed a joint share exchange agreement to establish the Company, and the Company acquired all issued and outstanding ordinary shares of ASE and SPIL on April 30, 2018. Both of ASE’s and SPIL’s ordinary shares have been delisted while the ordinary shares of the Company were listed starting from the same date under the symbol “3711”. In addition, ASE’s ordinary shares that have been traded on the New York Stock Exchange (the “NYSE”) under the symbol “ASX” in the form of American Depositary Shares (“ADS”) since September 2000 were exchanged as the Company’s ADSs under the same symbol “ASX” starting from April 30, 2018.

The Company’s subsidiaries, ASE and SPIL, were approved by the competent authority to terminate their public offering in March 2024 and April 2024, respectively, and cease the status as a public company.

The ordinary shares of the Company’s subsidiary, Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”), have been listed on the Shanghai Stock Exchange under the symbol “601231” since February 2012.

The consolidated financial statements are presented in the Company’s functional currency, New Taiwan dollar (NT$).

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were authorized by the board of directors on May 12, 2026.

3.	APPLICATION OF NEW, AMENDED AND REVISED STANDARDS AND INTERPRETATIONS

a.

Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, the “IFRS Accounting Standards”) endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”).

The initial application of the IFRS Accounting Standards endorsed and issued into effect by the FSC did not have a material impact on the Group’s accounting policies.

b.	The IFRS Accounting Standards in issue but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations	Effective Date Announced by International Accounting Standards Board (IASB) (Note 1)
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB

IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027 (Note 2)

Note 1:	Unless stated otherwise, the above IFRS Accounting Standards are effective for annual reporting periods beginning on or after their respective effective dates.

Note 2:

On September 25, 2025, the FSC announced that IFRS 18 will take effect starting from January 1, 2028. Domestic entities could elect to apply IFRS 18 for an earlier period after the endorsement of IFRS 18 by the FSC.

IFRS 18 “Presentation and Disclosure in Financial Statements” and consequential amendments

IFRS 18 will supersede IAS 1 “Presentation of Financial Statements”. The main changes comprise:

•

To classify items of income and expenses presented in the statement of profit or loss into the operating, investing, financing, income taxes and discontinued operations categories, the Group shall assess whether it has specified main business activities of investing in particular types of assets and providing financing to customers.

•	The statement of profit or loss shall present totals and subtotals for operating profit or loss, profit or loss before financing and income taxes and profit or loss.

•

Provides guidance to enhance the requirements of aggregation and disaggregation: The Group shall identify the assets, liabilities, equity, income, expenses and cash flows that arise from individual transactions or other events and shall classify and aggregate them into groups based on shared characteristics, so as to result in the presentation in the primary financial statements of line items that have at least one similar characteristic. The Group shall disaggregate items with dissimilar characteristics in the primary financial statements and in the notes. The Group labels items as “other” only if it cannot find a more informative label.

•

Disclosures on Management-defined Performance Measures (MPMs): When in public communications outside financial statements and communicating to users of financial statements management’s view of an aspect of the financial performance of the Group as a whole, the Group shall disclose related information about its MPMs in a single note to the financial statements, including the description of such measures, calculations, reconciliations to the subtotal or total specified by IFRS Accounting Standards, and the income tax and non-controlling interests effects of related reconciliation items.

In addition, the following consequential amendments have been made to IAS 7 “Statement of Cash Flows”:

•	The Group shall use operating profit or loss as the starting point when presenting cash flows from operating activities under the indirect method.

•

Interest and dividends received by the Group shall be classified as investing activities, while interest and dividends paid shall be classified as financing activities. However, if, after assessment, the Group has a specific main operating activity, it shall determine how to classify dividends received, interest received and interest paid in the statement of cash flows by referring to how it classifies dividend income, interest income and interest expense in the statement of profit or loss. The total of each of these cash flows shall be classified in a single category in the statement of cash flows.

Except for the above impact, as of the date the consolidated financial statements were authorized for issue, the Group is continuously assessing other impacts of the above amended standards and interpretations on the Group’s financial position and financial performance and will disclose the relevant impacts when the assessment is completed.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of compliance

These interim consolidated financial statements have been prepared in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34 “Interim Financial Reporting” as endorsed and issued into effect by the FSC. Disclosure information included in these interim consolidated financial statements is less than the disclosure information required in a complete set of annual consolidated financial statements.

b.	Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis except for financial instruments measured at fair value, contingent considerations assumed in business combinations, and net defined benefit liabilities which are measured at the present value of the defined benefit obligation less the fair value of plan assets.

c.	Classification of current and non-current assets and liabilities

Current assets include cash and cash equivalents and those assets held primarily for trading purposes or expected to be realized within 12 months after the balance sheet date, unless the asset is to be used for an exchange or to settle a liability, or otherwise remains restricted, for more than 12 months after the balance sheet date. Current liabilities are obligations incurred for trading purposes or to be settled within 12 months after the balance sheet date (even if an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the balance sheet date and before the consolidated financial statements are authorized for issue) and liabilities for which the Group does not have the substantial right at the end of the reporting period to defer settlement for at least 12 months after the balance sheet date. Assets and liabilities that are not classified as current are classified as non-current. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the Group’s own equity instruments do not affect its classification as current or non-current if the Group classifies the option as an equity instrument.

The Group engages in the real estate development business which has an operating cycle of over one year. The normal operating cycle applies when considering the classification of the Group’s real estate development-related assets and liabilities.

d.	Basis of consolidation

1)	Principles for preparing consolidated financial statements

The consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company (i.e. its subsidiaries).

Income and expenses of subsidiaries acquired or disposed of during the period are included in the consolidated statement of profit or loss and other comprehensive income from the effective dates of acquisitions up to the effective dates of disposals, as appropriate.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full upon consolidation. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the interests of the Group and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company.

When the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and any investment retained in the former subsidiary at its fair value at the date when control is lost and (ii) the assets (including any goodwill) and liabilities and any non-controlling interests of the former subsidiary at their carrying amounts at the date when control is lost. The Group accounts for all amounts recognized in other comprehensive income in relation to that subsidiary on the same basis as would be required had the Group directly disposed of the related assets or liabilities.

2)	The detail information of the subsidiaries was as follows:

			Establishment	Percentage of Ownership (%)
Name of Investor	Name of Investee	Main Businesses	and Operating Location	March 31, 2025	December 31, 2025	March 31, 2026

The Company	ASE	Engaged in the packaging and testing of semiconductors	R.O.C.	100.0	100.0	100.0
	USI Inc. (“USIINC”)	Holding company	R.O.C.	100.0	100.0	100.0
	SPIL	Engaged in the assembly, testing and turnkey services of integrated circuit	R.O.C.	100.0	100.0	100.0
	ASE Social Enterprise Co., Ltd. (“ASE SOCIAL”)	Engaged in social services	R.O.C.	100.0	100.0	100.0
	ASE Global Integrated Solutions Co., Ltd.	Engaged in integration-relevant services	R.O.C.	100.0	100.0	100.0
ASE	A.S.E. Holding Limited	Holding company	Bermuda	100.0	100.0	100.0
	J & R Holding Limited (“J&R Holding”)	Holding company	Bermuda	100.0	100.0	100.0
	Innosource Limited	Holding company	British Virgin Islands	100.0	100.0	100.0
	Omniquest Industrial Limited	Holding company	British Virgin Islands	71.0	71.0	71.0
	ASE Marketing & Service Japan Co., Ltd.	Engaged in marketing and sales services	Japan	100.0	100.0	100.0
	ASE Test, Inc. (“ASET”)	Engaged in the testing of semiconductors	R.O.C.	100.0	100.0	100.0
	Advanced Microelectronic Products Inc. (“AMPI”)	Engaged in the manufacturing of integrated circuit	R.O.C.	6.9	6.9	6.9
	ASE Singapore Pte. Ltd.	Engaged in the packaging and testing of semiconductors	Singapore	100.0	100.0	100.0
	ASE Electronics (M) Sdn. Bhd.	Engaged in the packaging and testing of semiconductors	Malaysia	100.0	100.0	100.0
	ASEP Cayman Ltd. (“ASEPCAYMAN”)	Engaged in the packaging and testing of semiconductors	British Cayman Islands	100.0	100.0	100.0
	Sumipex TechSheet Co. Ltd. (renamed as ASE Land Co., Ltd.)	Engaged in the plastic and chemical industries, and was acquired in March 2025, subsequently merged and absorbed by ASE in May 2025	R.O.C.	100.0	—	—
	HydroTron Power Co., Ltd.	Micro-hydro power generation, and was acquired in October 2025	R.O.C.	—	100.0	100.0
ASET	Alto Enterprises Limited	Holding company	British Virgin Islands	100.0	100.0	100.0
	Super Zone Holdings Limited	Holding company	Hong Kong	100.0	100.0	100.0
	TLJ Intertech Inc.	Engaged in information software services	R.O.C.	60.0	60.0	60.0
	AMPI	Engaged in the manufacturing of integrated circuit	R.O.C.	48.9	54.1	54.1

(Continued)

			Establishment	Percentage of Ownership (%)
Name of Investor	Name of Investee	Main Businesses	and Operating Location	March 31, 2025	December 31, 2025	March 31, 2026

A.S.E. Holding Limited	ASE Investment (Labuan) Inc.	Holding company	Malaysia	70.1	70.1	70.1
	ASE Test Limited (“ASE Test”)	Holding company	Singapore	10.2	10.2	10.2
	Integrated Solutions Enterprise Europe	Trading company	Belgium	100.0	100.0	100.0
J&R Holding	ASE Test	Holding company	Singapore	89.8	89.8	89.8
	Omniquest Industrial Limited	Holding company	British Virgin Islands	8.4	8.4	8.4
	J&R Industrial Inc.	Engaged in leasing and investing activity	R.O.C.	100.0	100.0	100.0
	ASE Japan Co., Ltd.	Engaged in the packaging and testing of semiconductors	Japan	100.0	100.0	100.0
	ASE (U.S.) Inc.	After-sales service and sales support	U.S.A.	100.0	100.0	100.0
	Global Advanced Packaging Technology Limited	Holding company	British Cayman Islands	100.0	100.0	100.0
Innosource Limited	Omniquest Industrial Limited	Holding company	British Virgin Islands	20.6	20.6	20.6
	ASE (Shanghai) Inc. (“ASEMTL”)	Engaged in the production of substrates	Shanghai, China	8.5	8.5	8.5
	ASE Enterprise Management (Shanghai) Inc. (“ASEEMSH”)	Engaged in the leasing of properties and buildings	Shanghai, China	8.5	8.5	8.5
Omniquest Industrial Limited	ASE Corporation	Holding company	British Cayman Islands	100.0	100.0	100.0
Alto Enterprises Limited	ASE Investment (Kun Shan) Limited	Holding company	Kun Shan, China	100.0	100.0	100.0
Super Zone Holdings Limited	Advanced Semiconductor Engineering (China) Ltd.	Engaged in the packaging and testing of semiconductors, after-sale services, advisory and lease of factory	Shanghai, China	100.0	100.0	100.0
ASE Investment (Labuan) Inc.	ASE (Korea) Inc.	Engaged in the packaging and testing of semiconductors	Korea	100.0	100.0	100.0
ASE (Korea) Inc.	ASE Cheonan, Inc. (“CHE”)	Engaged in the packaging and testing of semiconductors	Korea	100.0	100.0	100.0
ASE Test	ASE Test Holdings, Ltd.	Holding company	British Cayman Islands	100.0	100.0	100.0
	ASE Investment (Labuan) Inc.	Holding company	Malaysia	29.9	29.9	29.9
ASE Test Holdings, Ltd.	ISE Labs, Inc.	Engaged in the testing of semiconductors	U.S.A.	100.0	100.0	100.0
ISE Labs, Inc.	ISE Services, Inc.	Engaged in turnkey services of semiconductors	U.S.A.	100.0	100.0	100.0
Global Advanced Packaging Technology Limited	ASE Assembly & Test (Shanghai) Limited (“ASESH”)	Engaged in the packaging and testing of semiconductors and leasing of properties	Shanghai, China	100.0	100.0	100.0
ASESH	Wuxi Tongzhi Microelectronics Co., Ltd.	Engaged in the packaging and testing of semiconductors	Wuxi, China	100.0	100.0	100.0
	ISE Labs, China, Ltd.	Engaged in the testing of semiconductors	Shanghai, China	100.0	100.0	100.0
	Shanghai Ding Hui Real Estate Development Co., Ltd. (“DH”)	Engaged in the development, construction and sale of real estate properties	Shanghai, China	60.0	60.0	60.0
DH	Shanghai Ding Qi Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0	100.0
	Shanghai Ding Wei Real Estate Development Co., Ltd.	Engaged in the management of properties, parking lot business and leasing of properties for shopping center	Shanghai, China	100.0	100.0	100.0
	Shanghai Ding Yu Real Estate Development Co., Ltd.	Engaged in the management of properties, parking lot business and leasing of properties for shopping center	Shanghai, China	100.0	100.0	100.0
	Kun Shan Ding Hong Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of properties for shopping center	Kun Shan, China	100.0	100.0	100.0
	Shanghai Ding Xu Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0	100.0
	Shanghai Ding Yao Estate Development Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0	100.0
	Shanghai Ding Fan Business Management Co., Ltd.	Engaged in the management of commercial complex services and department store trading	Shanghai, China	100.0	100.0	100.0
ASE Corporation	ASE Mauritius Inc.	Holding company	Mauritius	100.0	100.0	100.0
	ASE Labuan Inc.	Holding company	Malaysia	100.0	100.0	100.0
ASE Mauritius Inc.	ASEMTL	Engaged in the production of substrates	Shanghai, China	91.5	91.5	91.5
	ASEEMSH	Engaged in the leasing of properties and buildings	Shanghai, China	91.5	91.5	91.5
ASE Labuan Inc.	ASE Electronics Inc.	Engaged in the production of substrates	R.O.C.	100.0	100.0	100.0

(Continued)

			Establishment	Percentage of Ownership (%)
Name of Investor	Name of Investee	Main Businesses	and Operating Location	March 31, 2025	December 31, 2025	March 31, 2026

ASEMTL	Advanced Semiconductor Engineering (HK) Limited	Engaged in the trading of substrates	Hong Kong	100.0	100.0	100.0
	USISH	Engaged in the designing, manufacturing and sales of electronic components	Shanghai, China	0.8	0.8	0.8
ASEEMSH	DH	Engaged in the development, construction and sale of real estate properties	Shanghai, China	40.0	40.0	40.0
ASEPCAYMAN	Cyland Corp.	Engaged in the leasing of real estate	Philippines	39.8	39.8	39.8
USIINC	Huntington Holdings International Co., Ltd.	Holding company	British Virgin Islands	100.0	100.0	100.0
Huntington Holdings International Co., Ltd.	Unitech Holdings International Co., Ltd.	Holding company (merged and absorbed by Huntington Holdings International Co., Ltd. in January 2026)	British Virgin Islands	100.0	100.0	—
	Real Tech Holdings Limited	Holding company	British Virgin Islands	100.0	100.0	100.0
	Universal ABIT Holding Co., Ltd.	Holding company	British Cayman Islands	100.0	100.0	100.0
Real Tech Holdings Limited	USI Enterprise Limited (“USIE”)	Engaged in the service of investment advisory and warehousing management	Hong Kong	100.0	100.0	100.0
	Universal Ample Technology Co., Limited	In the process of liquidation (acquired from Universal Global Technology Co., Limited in September 2025)	Hong Kong	—	75.1	75.1
	Hirschmann Mobility Holding GmbH	Holding company (acquired from Universal Ample Technology Co., Limited in October 2025)	Germany	—	75.1	75.1
Universal Ample Technology Co., Limited	Hirschmann Mobility Holding GmbH	Holding company (disposed to Real Tech Holdings Limited in October 2025)	Germany	100.0	—	—
Hirschmann Mobility Holding GmbH	Hirschmann Car Communication Holding S.a.r.l. (“Hirschmann”)	Holding company (merged and absorbed by Hirschmann Mobility Holding GmbH in July 2025)	Luxembourg	100.0	—	—
	Hirschmann Car Communication GmbH	Engaged in the research and development, manufacturing and sales of PCBAs and tuners	Germany	—	100.0	100.0
	Hirschmann Car Communication Kft.	Engaged in the manufacturing and sales of antennas, RF amplifiers, connectors and wave straps	Hungary	—	100.0	100.0
	Hirschmann Car Communication, Inc.	Engaged in the research and development, and sales marketing	U.S.A.	—	100.0	100.0
Hirschmann	Hirschmann Car Communication GmbH	Engaged in the research and development, manufacturing and sales of PCBAs and tuners	Germany	100.0	—	—
	Hirschmann Car Communication Kft.	Engaged in the manufacturing and sales of antennas, RF amplifiers, connectors and wave straps	Hungary	100.0	—	—
	Hirschmann Car Communication, Inc.	Engaged in the research and development, and sales marketing	U.S.A.	100.0	—	—
Hirschmann Car Communication GmbH	Hirschmann Car Communication S.A.S.	Engaged in the research and development, and sales marketing	France	100.0	100.0	100.0
	Hirschmann Car Communication (Shanghai) Co., Ltd.	Engaged in the sales of antennas, RF amplifiers and wave straps, PCBs, and tuners	Shanghai, China	100.0	100.0	100.0
USIE	USISH	Engaged in the designing, manufacturing and sales of electronic components	Shanghai, China	76.9	74.3	70.9
USISH	Universal Global Technology Co., Limited	Holding company	Hong Kong	100.0	100.0	100.0
	Universal Global Technology (Kunshan) Co., Ltd. (“UGKS”)	Engaged in the designing and manufacturing of electronic components	Kun Shan, China	100.0	100.0	100.0
	Universal Global Technology (Shanghai) Co., Ltd.	Engaged in the processing and sales of computer and communication peripherals as well as business in import and export of goods and technology	Shanghai, China	100.0	100.0	100.0
	Universal Global Electronics (Shanghai) Co., Ltd.	Engaged in the sales of electronic components and telecommunications equipment	Shanghai, China	100.0	100.0	100.0
	USI Electronics (Shenzhen) Co., Ltd. (“USISZ”)	Engaged in the design, manufacturing and sales of motherboards and computer peripherals	Shenzhen, China	50.0	50.0	50.0

(Continued)

			Establishment	Percentage of Ownership (%)
Name of Investor	Name of Investee	Main Businesses	and Operating Location	March 31, 2025	December 31, 2025	March 31, 2026

	Universal Global Technology (Huizhou) Co., Ltd.	Engaged in the research and manufacturing of new electronic applications, communications, computers and other electronics products and also provided auxiliary technical services as well as import and export services	Huizhou, China	100.0	100.0	100.0
	FINANCIERE AFG (”FAFG”)	Holding company	France	10.4	10.4	10.4
	Universal Optoelectronics Co., Ltd. (“Universal Optoelectronics”)	Engaged in the manufacturing of optoelectronic devices, optical communication equipment, electronic components devices, integrated circuit chips and products as well as import and export services, and was established in December 2025	Shanghai, China	—	100.0	100.0
Universal Optoelectronics	EugenLight Technologies (“EugenLight”)	Engaged in the research, development, manufacturing and sales of optoelectronic integrated devices and optical engines, the provision of electronic information technology and market consulting services, as well as the development, sales, and consulting services of software products. Acquired in January 2026 (Note 29)	Chengdu, China	—	—	67.7
Universal Global Technology Co., Limited	Universal Global Industrial Co., Limited	Engaged in manufacturing, trading and investing activity	Hong Kong	100.0	100.0	100.0
	Universal Global Scientific Industrial Co., Ltd. (“UGTW”)	Engaged in the manufacturing of components of telecommunication and cars and provision of related R&D services	R.O.C.	100.0	100.0	100.0
	USI America Inc.	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service	U.S.A.	100.0	100.0	100.0
	Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	100.0	100.0	100.0
	USI Japan Co., Ltd.	Engaged in the manufacturing and sales of computer peripherals, integrated chip and other related accessories	Japan	100.0	100.0	100.0
	USISZ	Engaged in the design, manufacturing and sales of motherboards and computer peripherals	Shenzhen, China	50.0	50.0	50.0
	Universal Scientific Industrial (France)	Engaged in investing activities	France	100.0	100.0	100.0
	UNIVERSAL SCIENTIFIC INDUSTRIAL VIETNAM COMPANY LIMITED	Engaged in IC assembly for wearable devices	Vietnam	100.0	100.0	100.0
	Universal Ample Technology Co., Limited	Holding company (disposed to Real Tech Holdings Limited in September 2025)	Hong Kong	75.1	—	—
Universal Global Industrial Co., Limited	Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	(Note 1)	(Note 1)	(Note 1)
UGTW	Universal Scientific Industrial Co., Ltd.	Engaged in the manufacturing, processing and sales of computers, computer peripherals and related accessories	R.O.C.	100.0	100.0	100.0
Universal Global Electronics (Shanghai) Co., Ltd.	USI Science and Technology (Shenzhen) Co., Ltd.	Engaged in the design of electronic components, service of technical advisory; wholesale of electronic components and communication peripherals as well as business in import and export of goods and management of properties	Shenzhen, China	100.0	100.0	100.0
Universal Scientific Industrial (France)	FAFG	Holding company	France	89.6	89.6	89.6

(Continued)

			Establishment	Percentage of Ownership (%)
Name of Investor	Name of Investee	Main Businesses	and Operating Location	March 31, 2025	December 31, 2025	March 31, 2026

FAFG	MANUFACTURING POWER TUNISIA	Engaged in the design and manufacturing of electronic components	Tunisia	99.9	99.9	99.9
	ASTEELFLASH MEXICO S.A. de C.V.	Engaged in the design and manufacturing of electronic components	Mexico	99.9	99.9	99.9
	ASTEELFLASH (BEDFORD) LIMITED	Engaged in the design and manufacturing of electronic components	United Kingdom	100.0	100.0	100.0
	ASTEELFLASH FRANCE	Engaged in the design and manufacturing of electronic components	France	99.9	99.9	99.9
	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	100.0	100.0	100.0
	ASTEELFLASH HONG KONG LIMITED	Holding company	Hong Kong	100.0	100.0	100.0
	Asteelflash Holding GmbH	Engaged in the design and manufacturing of electronic components	Germany	100.0	100.0	100.0
	ASTEELFLASH US HOLDING CORP.	Holding company	U.S.A.	100.0	100.0	100.0
	AFERH TUNISIE	Engaged in the management, training and consulting of organization and human resources	Tunisia	0.5	0.5	0.5
	ASTEEL ELECTRONICS MANUFACTURING SERVICES	Engaged in the design and manufacturing of electronic components	Tunisia	0.1	0.1	0.1
	ASTEELFLASH PLZEN S.R.O.	Engaged in the design and manufacturing of electronic components	Czech Republic	100.0	100.0	100.0
ASTEELFLASH (BEDFORD) LIMITED	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)	(Note 1)
ASTEELFLASH TECHNOLOGIE	ASTEELFLASH FRANCE	Engaged in the design and manufacturing of electronic components	France	(Note 1)	(Note 1)	(Note 1)
ASTEELFLASH FRANCE	ASTEEL ELECTRONICS MANUFACTURING SERVICES	Engaged in the design and manufacturing of electronic components	Tunisia	99.9	99.9	99.9
	ASTEELFLASH TECHNOLOGIE	Engaged in projection of plastic and the design and manufacturing of industrial components	France	100.0	100.0	100.0
	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)	(Note 1)
	AFERH TUNISIE	Engaged in the management, training and consulting of organization and human resources	Tunisia	99.5	99.5	99.5
	ASTEELFLASH MEXICO S.A. de C.V.	Engaged in the design and manufacturing of electronic components	Mexico	0.1	0.1	0.1
	MANUFACTURING POWER TUNISIA	Engaged in the design and manufacturing of electronic components	Tunisia	0.1	0.1	0.1
ASTEELFLASH HONG KONG LIMITED	Asteelflash Suzhou Co., Ltd.	Engaged in the design and manufacturing of electronic components	Suzhou, China	100.0	100.0	100.0
	Universal Global Electronics Co., Ltd. (“UGHK”)	Engaged in accepting and outsourcing orders as well as sales of electronic components and service of technical advisory	Hong Kong	100.0	100.0	100.0
UGHK	USI Asteelflash Poland Sp. z o.o. (renamed in May 2025, formerly named as Universal Scientific Industrial Poland Sp. z o.o.)	Engaged in the design and manufacturing of electronic components and new electronic applications	Poland	100.0	100.0	100.0
Asteelflash Suzhou Co., Ltd.	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)	(Note 1)
Asteelflash Holding GmbH.	ASTEELFLASH Germany GmbH.	Engaged in the design and manufacturing of electronic components	Germany	100.0	100.0	100.0
	ASTEELFLASH DESIGN SOLUTIONS HAMBURG GmbH	Engaged in the design and manufacturing of electronic components	Germany	100.0	100.0	100.0
	EN ELECTRONICNETWORK SRL	Engaged in the design and manufacturing of electronic components	Romania	100.0	100.0	100.0

(Continued)

			Establishment	Percentage of Ownership (%)
Name of Investor	Name of Investee	Main Businesses	and Operating Location	March 31, 2025	December 31, 2025	March 31, 2026

	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)	(Note 1)
ASTEELFLASH MEXICO S.A. de C.V.	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)	(Note 1)
ASTEELFLASH US HOLDING CORP.	ASTEELFLASH USA CORP.	Engaged in the design and manufacturing of electronic components	U.S.A.	100.0	100.0	100.0
ASTEELFLASH USA CORP.	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)	(Note 1)
SPIL	SPIL (B.V.I.) Holding Limited	Engaged in investing activities	British Virgin Islands	100.0	100.0	100.0
	Siliconware Precision Malaysia Sdn. Bhd.	Engaged in the assembly and testing	Malaysia	100.0	100.0	100.0
SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc.	Engaged in marketing activities in North America	U.S.A.	100.0	100.0	100.0
	SPIL (Cayman) Holding Limited	Engaged in investing activities	British Cayman Islands	100.0	100.0	100.0
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Engaged in packaging and testing of semiconductors	Suzhou, China	100.0	100.0	100.0
ASE SOCIAL	Goodcare Holdings Inc.	Holding company, and was acquired in August 2025	R.O.C.	—	67.2	67.2
Goodcare Holdings Inc.	Goodcare Health Inc.	Engaged in the social services, and was acquired in August 2025	R.O.C.	—	100.0	100.0
	TW Future Homecare Inc.	Engaged in the social services, and was acquired in August 2025	R.O.C.	—	100.0	100.0
TW Future Homecare Inc.	TC SPRING CO.,LTD.	Engaged in the social services, and was acquired in August 2025	R.O.C.	—	100.0	100.0

(Concluded)

Note 1:	The number of shares held was 1 share and the percentage of ownership was less than 0.1%.

e.	Business combinations

Acquisitions of businesses are accounted for using the acquisition method. Acquisition-related costs are generally recognized in profit or loss as they are incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after re-assessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Where the consideration the Group transfers in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and considered as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with the corresponding adjustments being made against goodwill or gains on bargain purchases. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period about facts and circumstances existed as of the acquisition date. The measurement period does not exceed 1 year from the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration not classified as equity is remeasured at fair value at the end of subsequent reporting period with any gain or loss recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in an acquiree is remeasured to fair value at the acquisition date, and the resulting gain or loss, if any, is recognized in profit or loss or other comprehensive income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized on the same basis as would be required had those interests been directly disposed of by the Group.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted retrospectively during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Business combination involving entities under common control is not accounted for using the acquisition method but is accounted for at the carrying amounts of the entities. The Group elected not to restate comparative information of the prior period in the financial statements as the business combination was an organization restructure under common control.

f.	Foreign currencies

In preparing the financial statements of each individual entity, transactions in currencies other than the entity’s functional currency (i.e. foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise except for exchange differences on transactions entered into in order to hedge certain foreign currency risks.

Non-monetary items denominated in foreign currencies that are measured at fair value are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising from the retranslation of non-monetary items are included in profit or loss for the period, except for exchange differences arising from the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which cases, the exchange differences are also recognized directly in other comprehensive income.

Non-monetary items denominated in a foreign currency and measured at historical cost are translated using the exchange rate at the date of the transaction, and are not retranslated.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations (including subsidiaries, associates and joint ventures in other countries that use different currencies from the Company) are translated into the New Taiwan dollars using exchange rates prevailing at each balance sheet date. Income and expense items are translated and accumulated at the average exchange rates for each month of the period. The resulting currency translation differences are recognized in other comprehensive income and accumulated in equity attributed to the owners of the Company and non-controlling interests as appropriate.

On the disposal of the Group’s entire interest in a foreign operation, or a disposal involving the loss of control over a subsidiary that includes a foreign operation, or a partial disposal of an interest in a joint arrangement or an associate that includes a foreign operation of which the retained interest becomes a financial asset, all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

In relation to a partial disposal of a subsidiary that does not result in the Group losing control over the subsidiary, the proportionate share of accumulated exchange differences is re-attributed to the non-controlling interests of the subsidiary and is not recognized in profit or loss. For all other partial disposals, the proportionate share of the accumulated exchange differences recognized in other comprehensive income is reclassified to profit or loss.

Goodwill and fair value adjustments recognized on identifiable assets and liabilities of acquired foreign operation are treated as assets and liabilities of the foreign operation and translated at the rates of exchange prevailing at the end of each reporting period. Exchange differences are recognized in other comprehensive income.

g.	Inventories and inventories related to real estate business

Inventories, including raw materials, supplies, work in process, finished goods, and materials and supplies in transit, are stated at the lower of cost or net realizable value. Inventory write-downs are made by item, except where it is appropriate to group items of similar or related inventories. Net realizable value is the estimated selling prices of inventories less all estimated costs of completion and estimated costs necessary to make the sale. Raw materials and supplies are recorded at moving average cost while work in process and finished goods are recorded at standard cost.

Inventories related to real estate business include land and buildings held for sale and construction in progress. Prior to the completion, the borrowing costs directly attributable to construction in progress are capitalized as part of the cost of the asset. Construction in progress is transferred to land and buildings held for sale upon completion. Land and buildings held for sale and construction in progress are stated at the lower of cost or net realizable value and related write-downs are made by item. The amounts received in advance for real estate properties are first recorded as advance receipts and then recognized as revenue when the construction is completed and the title and significant risk of the real estate properties are transferred to customers. Cost of sales of land and buildings held for sale are recognized based on the ratio of property sold to the total property developed.

h.	Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Joint venture is a joint arrangement whereby the Group and other parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Group applies the equity method to investments in an associate and joint venture.

Under the equity method, investments in an associate and a joint venture are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate and joint venture. The Group also recognizes the changes in the Group’s share of equity of associates and joint ventures.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets and liabilities of an associate or a joint venture at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and is not amortized. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition after reassessment is recognized immediately in profit or loss.

When the Group subscribes for additional new shares of an associate and a joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Group’s proportionate interest in the associate and joint venture. The Group records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus - changes in capital surplus from investments in associates and joint ventures accounted for using the equity method. If the Group’s ownership interest is reduced due to its additional subscription of the new shares of the associate and joint venture, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate and joint venture is reclassified on the same basis as would be required had the investee directly disposed of the related assets or liabilities. When the adjustment should be debited to capital surplus, but the capital surplus recognized from investments accounted for using the equity method is insufficient, the shortage is debited to retained earnings.

When the Group’s share of losses of an associate and a joint venture equals or exceeds its interest in that associate and joint venture (which includes any carrying amount of the investment accounted for using the equity method and long-term interests that, in substance, form part of the Group’s net investment in the associate and joint venture), the Group discontinues recognizing its share of further losses. Additional losses and liabilities are recognized only to the extent that the Group has incurred legal obligations, or constructive obligations, or made payments on behalf of that associate and joint venture.

The entire carrying amount of an investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

The Group discontinues the use of the equity method from the date on which its investment ceases to be an associate and a joint venture. Any retained investment is measured at fair value at that date, and the fair value is regarded as the investment’s fair value on initial recognition as a financial asset. The difference between the previous carrying amount of the associate and the joint venture attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate and the joint venture. The Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate and joint venture on the same basis as would be required had that associate directly disposed of the related assets or liabilities. If an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate, the Group continues to apply the equity method and does not remeasure the retained interest.

When the Group transacts with its associate and joint venture, profits and losses resulting from the transactions with the associate and joint venture are recognized in the Group’ consolidated financial statements only to the extent that interests in the associate and the joint venture are not related to the Group.

i.	Property, plant and equipment

Except for land which is stated at cost, property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment.

Properties in the course of construction are carried at cost, less any recognized impairment loss. Cost includes professional fees and borrowing costs eligible for capitalization. Such assets are depreciated and classified to the appropriate categories of property, plant and equipment when completed and ready for their intended use.

Freehold land is not depreciated.

Depreciation of property, plant and equipment is recognized using the straight-line method. Each significant part is depreciated separately. The estimated useful lives, residual values and depreciation method are reviewed at each balance sheet date, with the effect of any changes in estimate accounted for on a prospective basis.

On derecognition of an item of property, plant and equipment, the difference between the sales proceeds and the carrying amount of the asset is recognized in profit or loss.

j.	Investment properties

Investment properties are properties held to earn rental and/or for capital appreciation. Investment properties include right-of-use assets and properties under construction that meet the definition of investment properties.

Freehold investment properties are initially measured at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss.

Investment properties acquired through leases are initially measured at cost, which comprises the initial measurement of lease liabilities adjusted for lease payments made on or before the commencement date, plus initial direct costs incurred and an estimate of costs needed to restore the underlying assets, less any lease incentives received. These investment properties are subsequently measured at cost less accumulated depreciation and accumulated impairment loss and adjusted for any remeasurement of the lease liabilities.

Depreciation is recognized using the straight-line method.

Investment properties under construction are measured at cost less accumulated impairment loss. Cost includes professional fees and borrowing costs eligible for capitalization. Depreciation of these assets commences when the assets are ready for their intended use.

For a transfer of classification from investment properties to property, plant and equipment and to right-of-use assets, the deemed cost of the property for subsequent accounting is its carrying amount at the commencement of owner-occupation.

For a transfer of classification from property, plant and equipment and right-of-use assets to investment properties, the deemed cost of an item of property for subsequent accounting is its carrying amount at the end of owner-occupation.

For a transfer of classification from inventories to investment properties, the deemed cost of an item of property for subsequent accounting is its carrying amount at the inception of an operating lease.

On derecognition of an investment property, the difference between the net disposal proceeds and the carrying amount of the asset is included in profit or loss.

k.	Goodwill

Goodwill arising from an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment loss.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units or groups of cash-generating units (referred to as “cash-generating unit”) that is expected to benefit from the synergies of the combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually or more frequently whenever there is an indication that the unit may be impaired, by comparing its carrying amount, including the attributed goodwill, with its recoverable amount. However, if the goodwill allocated to a cash-generating unit was acquired in a business combination during the current annual period, that unit shall be tested for impairment before the end of the current annual period. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then pro rata to the other assets of the unit based on the carrying amount of each asset in the unit. Any impairment loss is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

l.	Other intangible assets

1)	Separate acquisition

Other intangible assets with finite useful lives acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Other intangible assets are amortized using the straight-line method over their estimated useful lives. The estimated useful lives, residual values, and amortization methods are reviewed at each balance sheet date, with the effect of any changes in estimate being accounted for on a prospective basis.

2)	Acquired through business combinations

Other intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date which is regarded as their cost. Subsequent to initial recognition, they are measured on the same basis as intangible assets that are acquired separately.

3)	Derecognition

On derecognition of an intangible asset, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss.

m.	Impairment of property, plant and equipment, right-of-use asset, investment properties and intangible assets other than goodwill

At each balance sheet date, the Group reviews the carrying amounts of its property, plant and equipment, right-of-use asset, investment properties and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss. If any indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Corporate assets are allocated to the individual cash-generating units on a reasonable and consistent basis. The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

n.	Financial instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities at FVTPL) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

1)	Financial assets

All regular purchases or sales of financial assets are recognized and derecognized on a settlement date basis.

a)	Measurement categories

Financial assets held by the Group are classified into the following categories: financial assets at FVTPL, financial assets at amortized cost and investments in debt instruments and equity instruments at FVTOCI.

i.	Financial asset at FVTPL

A financial asset is classified as at FVTPL when the financial asset is mandatorily classified. The Group’s financial assets mandatorily classified as at FVTPL include investments in equity instruments which are not designated as at FVTOCI and debt instruments that do not meet the amortized cost criteria or the FVTOCI criteria.

Financial assets at FVTPL are subsequently measured at fair value, and any dividends or interest earned on such financial assets are recognized in other income; any remeasurement gains or losses on such financial assets are recognized in other gains or losses.

Fair value is determined in the manner described in Note 33.

ii.	Financial assets at amortized cost

Financial assets that meet the following conditions are subsequently measured at amortized cost:

i)	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

ii)	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent to initial recognition, financial assets at amortized cost, including cash and cash equivalents, trade receivables at amortized cost, other receivables and other financial assets, are measured at amortized cost, which equals to gross carrying amount determined using the effective interest method less any impairment loss. Exchange differences are recognized in profit or loss.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for:

i)

Purchased or originated credit-impaired financial assets, for which interest income is calculated by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset; and

ii)

Financial assets that are not credit-impaired on purchase or origination but have subsequently become credit-impaired, for which interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset in subsequent reporting periods.

A financial asset is credit-impaired when one or more of the following events have occurred:

i)	Significant financial difficulty of the issuer or the borrower;

ii)	Breach of contract, such as a default;

iii)	It is becoming probable that the borrower will enter bankruptcy or undergo a financial reorganization; or

iv)	The disappearance of an active market for that financial asset because of financial difficulties.

Cash equivalents include time deposits with original maturities within 3 months from the date of acquisition, which are highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. These cash equivalents are held for the purpose of meeting short-term cash commitments.

iii.	Investments in debt instruments at FVTOCI

For the Group’s debt instruments that meet the following conditions are subsequently measured at FVTOCI:

i)	the debt instrument is held within a business model whose objective is achieved by both the collecting of contractual cash flows and the selling of the financial assets; and

ii)	the contractual terms of the debt instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Investments in debt instruments at FVTOCI are subsequently measured at fair value. Changes in the carrying amounts of these debt instruments relating to changes in foreign currency exchange rates, interest income calculated using the effective interest method and impairment losses or reversals are recognized in profit or loss. Other changes in the carrying amount of these debt instruments are recognized in other comprehensive income and will be reclassified to profit or loss when the investment is disposed of.

iv.	Investments in equity instruments at FVTOCI

On initial recognition, the Group makes an irrevocable election to designate investments in equity instruments as at FVTOCI. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

Investments in equity instruments at FVTOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments, instead, they will be transferred to retained earnings.

Dividends on these investments in equity instruments are recognized in profit or loss when the Group’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment.

b)	Impairment of financial assets and contract assets

At each balance sheet date, the Group recognizes a loss allowance for expected credit losses on financial assets at amortized cost (including trade receivables) and investments in debt instruments that are measured at FVTOCI and contract assets.

The Group always recognizes lifetime Expected Credit Loss (“ECL”) for trade receivables and contract assets. For all other financial instruments, the Group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Expected credit losses reflect the weighted average of credit losses with the respective risks of a default occurring as the weights. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

The Group recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognized in other comprehensive income and does not reduce the carrying amount of the financial asset.

c)	Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. On derecognition of an investment in a debt instrument at FVTOCI, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss which had been recognized in other comprehensive income is recognized in profit or loss. However, on derecognition of an investment in an equity instrument at FVTOCI, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss, and the cumulative gain or loss which had been recognized in other comprehensive income is transferred directly to retained earnings, without recycling through profit or loss.

2)	Equity instruments

Debt and equity instruments issued by the Group are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized in and deducted directly from equity and calculated separately by repurchase category. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

3)	Financial liabilities

a)	Subsequent measurement

All financial liabilities are measured at amortized cost using the effective interest method except for:

Financial liabilities are classified as at FVTPL when such financial liabilities are held for trading. Financial liabilities held for trading are stated at fair value, and any gains or losses on such financial liabilities are recognized in other gains or losses.

Fair value is determined in the manner described in Note 33.

b)	Derecognition of financial liabilities

The difference between the carrying amount of a financial liability derecognized and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

4)	Derivative financial instruments

The Group enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risks, including forward exchange contracts and swap contracts.

Derivatives are initially recognized at fair value at the date on which the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument; in which event, the timing of the recognition in profit or loss depends on the nature of the hedging relationship. When the fair value of a derivative financial instrument is positive, the derivative is recognized as a financial asset; when the fair value of a derivative financial instrument is negative, the derivative is recognized as a financial liability.

Derivatives embedded in hybrid contracts that contain financial asset hosts within the scope of IFRS 9 are not separated; instead, the classification is determined in accordance with the entire hybrid contract. Derivatives embedded in non-derivative host contracts that are not financial assets within the scope of IFRS 9 (e.g. financial liabilities) are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

5)	Convertible bonds issued by the subsidiaries

The component parts of compound instruments (i.e., convertible bonds) issued by the subsidiary are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

On initial recognition, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or upon the instrument’s maturity date. Any embedded derivative liability is measured at fair value.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in non-controlling interests, and is not subsequently remeasured. When the conversion option remains unexercised at maturity, the balance recognized in non-controlling interests will be transferred to capital surplus—the change of interest in subsidiaries.

Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in non-controlling interests. Transaction costs relating to the liability component are included in the carrying amount of the liability component.

o.	Hedge accounting

The Group designates certain non-derivatives as hedging instruments in respect of foreign currency risk in fair value hedges and hedges of net investments in foreign operations.

1)	Fair value hedges

Gains or losses on hedging instruments that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in profit or loss in the line item relating to the hedged item.

The Group discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated or exercised.

2)	Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income and accumulated under the heading of foreign currency translation reserve. The gains or losses relating to the ineffective portion are recognized immediately in profit or loss.

The gains and losses on the hedging instrument relating to the effective portion of the hedge, which were accumulated in the foreign currency translation reserve, are reclassified to profit or loss on the disposal or partial disposal of a foreign operation.

p.	Revenue recognition

The Group identifies the contracts with customers, allocates transaction prices to performance obligations and, when performance obligations are satisfied, recognizes revenues at fixed amounts as agreed in the contracts with taking estimated volume discounts into consideration.

For contracts where the period between the date on which the Group transfers a promised good or service to a customer and the date on which the customer pays for that good or service is one year or less, the Group does not adjust the promised amount of consideration for the effects of a significant financing component.

The Group’s duration of contracts with customers is expected to be one year or less, and the consideration from contracts with customers is included in transaction price and, therefore, can apply the practical expedient that not to disclose the performance obligations including (i) the aggregate amount of the transaction price allocated to the performance obligations that are not fully satisfied or have partially completed at the end of the reporting period, and (ii) the expected timing for recognition of revenue.

The Group’s operating revenues include revenues from sale of goods and services as well as sale and leasing of real estate properties.

When customers control goods while the packaging and testing are in progress, the Group measures the progress on the basis of costs incurred relative to the total expected costs as there is a direct relationship between the costs incurred and the progress of satisfying the performance obligations. Revenue and contract assets are recognized during the packaging and testing process and contract assets are reclassified to trade receivables when the packaging and testing are completed or when the goods are shipped upon customer’s request.

The Group recognizes revenues and trade receivables when the goods are shipped or when the goods are delivered to the customer’s specified location because it is the time when the customer has full discretion over the manner of distribution and price to sell the goods, has the primary responsibility for sales to future customers and bears the risks of obsolescence.

Revenues from sale of real estate properties are recognized when customers purchase real estate properties and complete the transfer procedures. Revenues from leasing real estate properties are recognized during leasing periods on the straight-line basis.

q.	Leases

At the inception of a contract, the Group assesses whether the contract is, or contains, a lease.

For a contract that contains a lease component and non-lease components, the Group elects to account for the lease and non-lease components as a single lease component.

1)	The Group as lessor

Leases are classified as finance leases whenever the terms of a lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

When the Group subleases a right-of-use asset, the sublease is classified by reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. However, if the head lease is a short-term lease that the Group, as a lessee, has accounted for applying recognition exemption, the sublease is classified as an operating lease.

Lease payments (less any lease incentives payable) from operating leases are recognized as income on a straight-line basis over the terms of the relevant leases. Initial direct costs incurred in obtaining operating leases are added to the carrying amounts of the underlying assets and recognized as expenses on a straight-line basis over the lease terms.

2)	The Group as lessee

The Group recognizes right-of-use assets and lease liabilities for all leases at the commencement date of a lease, except for short-term leases and low-value asset leases accounted for applying a recognition exemption where lease payments are recognized as expenses on a straight-line basis over the lease terms.

Right-of-use assets are initially measured at cost, which comprises the initial measurement of lease liabilities adjusted for lease payments made on or before the commencement date, plus any initial direct costs incurred and an estimate of costs needed to restore the underlying assets, and less any lease incentives received. Right-of-use assets are subsequently measured at cost less accumulated depreciation and impairment losses and adjusted for any remeasurement of the lease liabilities. Right-of-use assets are presented on a separate line in the consolidated balance sheets. With respect to the recognition and measurement of right-of-use assets that meet the definition of investment properties, refer to the aforementioned accounting policies for investment properties.

Right-of-use assets are depreciated using the straight-line method from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms. However, if leases transfer ownership of the underlying assets to the Group by the end of the lease terms or if the costs of right-of-use assets reflect that the Group will exercise a purchase option, the Group depreciates the right-of-use assets from the commencement dates to the end of the useful lives of the underlying assets.

Lease liabilities are initially measured at the present value of the lease payments, which comprise fixed payments, in-substance fixed payments, variable lease payments which depend on an index or a rate, residual value guarantees, the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and payments of penalties for terminating a lease if the lease term reflects such termination, less any lease incentives receivable. The lease payments are discounted using the interest rate implicit in a lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate will be used.

Subsequently, lease liabilities are measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, a change in the amounts expected to be payable under a residual value guarantee, a change in the assessment of an option to purchase an underlying asset, or a change in future lease payments resulting from a change in an index or a rate used to determine those payments, the Group remeasures the lease liabilities with a corresponding adjustment to the right-of-use assets. However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss. For a lease modification that is not accounted for as a separate lease, the Group accounts for the remeasurement of the lease liability by (a) decreasing the carrying amount of the right-of-use assets due to the lease modification on the scope, and recognizing in profit or loss any gain or loss on the partial or full termination of the lease; (b) making a corresponding adjustment to the right-of-use asset of all other lease modifications. Lease liabilities are presented on a separate line in the consolidated balance sheets.

Variable lease payments that do not depend on an index or a rate are recognized as expenses in the periods in which they are incurred.

r.	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings before their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other than stated above, all other borrowing costs are recognized in profit or loss in the period in which they are incurred.

s.	Government grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received.

Government grants related to income are recognized in other income on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets are recognized as deferred revenue in the consolidated financial statements and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable.

The benefit of a government loan received at a below-market rate of interest is treated as a government grant, measured as the difference between the proceeds received and the fair value of the loan based on prevailing market interest rates.

t.	Employee benefits

1)	Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related services.

2)	Retirement benefits

Payments to defined contribution retirement benefit plans are recognized as expenses when employees have rendered services entitling them to the contributions.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the projected unit credit method. Service cost (including current service cost and past service cost) and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising actuarial gains and losses and the return on plan assets (excluding interest), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in the Group’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for significant plan amendments, settlements, or other significant one-off events.

u.	Share-based payment arrangements

The fair value at the grant date of the employee share options and restricted stocks for employees is expensed on a straight-line basis over the vesting period, based on the Group’s best estimate of the number of options or shares that are expected to ultimately vest, with a corresponding increase in capital surplus - employee share options or non-controlling interests (employee share options issued by subsidiaries) and other equity - unearned employee benefits or non-controlling interests (restricted stocks for employees issued by subsidiaries). It is recognized as an expense in full at the grant date if vesting immediately. The grant date of issued ordinary shares for cash which are reserved for employees is the date on which the number of shares that the employees purchase is confirmed.

When restricted stocks for employees are issued, other equity - unearned employee benefits is recognized on the grant date, with a corresponding increase in capital surplus - restricted stocks for employees.

At each balance sheet date, the Group revises its estimate of the number of employee share options and restricted stocks for employees expected to vest. The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the capital surplus - employee share options or non-controlling interests (employee share options issued by subsidiaries) and other equity - unearned employee benefits or non-controlling interests (restricted stocks for employees issued by subsidiaries).

v.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Interim period income taxes are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

1)	Current tax

Income tax payable (recoverable) is based on taxable profit (loss) for the year determined according to the applicable tax laws of each tax jurisdiction.

According to the Income Tax Law of the R.O.C., an additional tax on unappropriated earnings is expensed in the year the shareholders approve the appropriation of earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

2)	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. If a temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit, and at the time of the transaction, does not give rise to equal taxable and deductible temporary differences, the resulting deferred tax asset or liability is not recognized. In addition, a deferred tax liability is not recognized on taxable temporary differences arising from the initial recognition of goodwill.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, unused loss carryforwards and unused tax credits for capital expenditure to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary difference associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. A previously unrecognized deferred tax asset is also reviewed at each balance sheet date and recognized to the extent that it becomes probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liabilities are settled or assets are realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

The Group has applied the exception from the recognition and disclosure of deferred tax assets and liabilities relating to Pillar Two income taxes. Accordingly, the Group neither recognizes nor discloses information about deferred tax assets and liabilities related to Pillar Two income taxes.

3)	Current and deferred tax

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

w.	U.S. Dollar Amounts

A translation of the consolidated financial statements into U.S. dollars (US$) is included solely for the convenience of the readers and has been translated from NT$ at the exchange rate as set forth in the statistical release by the Federal Reserve Board of the United States, which was NT$32.05 to US$1.00 as of March 31, 2026. The translation should not be construed as a representation that the NT$ amounts have been, could have been, or could in the future be, converted into US$ amounts at this or any other rate of exchange.

5.	MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, management is required to make judgments, estimates, and assumptions on the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised if the revisions affect only that year or in the year of the revisions and future years if the revisions affect both current and future years.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The calculation of the value in use requires management to estimate the future cash flows expected to be generated from the cash-generating units and a suitable discount rate in order to calculate the present value. Where the change in facts and circumstances results in downward revision of future cash flows or upward revision of discount rates, a material impairment loss may arise.

6.	CASH AND CASH EQUIVALENTS

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Cash on hand, checking accounts and demand deposits	$49,212,033	$56,745,638	$49,152,789
Cash equivalents	27,888,255	35,723,213	38,658,457

	$77,100,288	$92,468,851	$87,811,246

Cash equivalents include time deposits that is of a short maturity of three months or less from the date of acquisitions, and are highly liquid, readily convertible to known amounts in cash and the risk of changes in values is insignificant. Cash equivalents are held for the purpose of meeting short-term cash commitments.

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS (FVTPL)

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$
Financial assets mandatorily classified as at FVTPL

Derivative instruments (non-designated hedges)
Swap contracts	$4,641,896	$3,412,108	$5,640,849
Forward exchange contracts	178,286	248,813	1,289
Non-derivative financial assets
Quoted shares	4,669,316	2,277,680	2,523,079
Private-placement funds	1,553,203	1,435,095	1,493,001
Open-end mutual funds	578,017	971,952	1,000,148
Unquoted shares	870,415	822,065	834,800
Others	—	161,150	159,975
Hybrid financial assets
Structured time deposits	4,539,867	—	14,261,510
Equity-linked structured products	—	497,899	503,217
Convertible notes	365,255	345,730	351,945
Others	78,570	15,000	16,500

	17,474,825	10,187,492	26,786,313

Current	14,972,636	7,754,182	24,282,038

Non-current	$2,502,189	$2,433,310	$2,504,275

Financial liabilities held for trading

Derivative instruments (non-designated hedges)
Swap contracts	$153,921	$736,231	$79,452
Forward exchange contracts	62,928	75,438	244,423
Accumulator contracts	—	13,751	38,204

	216,849	825,420	362,079
Contingent considerations	626,622	569,948	572,769

	843,471	1,395,368	934,848

Current	302,645	966,484	502,418

Non-current	$540,826	$428,884	$432,430

At each balance sheet date, outstanding swap contracts not accounted for hedge accounting were as follows:

		Notional Amount
Currency	Maturity Period	(In Thousands)

March 31, 2025

Sell RMB/Buy US$	2025.04	RMB885/US$122
Sell HKD/Buy US$	2025.04-2025.06	HKD25,100/US$3,233
Sell JPY/Buy US$	2025.04	JPY1,035,320/US$6,652
Sell MXN/Buy US$	2025.04	MXN909,423/US$45,000
Sell MYR/Buy US$	2025.04-2025.06	MYR8,895/US$2,000
Sell NT$/Buy US$	2025.04-2026.04	NT$116,940,147/US$3,712,000
Sell US$/Buy KRW	2025.04-2025.05	US$50,000/KRW72,222,000
Sell US$/Buy NT$	2025.04-2025.05	US$265,100/NT$8,664,145

(Continued)

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2025

Sell JPY/Buy US$	2026.01	JPY633,220/US$4,256
Sell MYR/Buy US$	2026.01-2026.04	MYR69,971/US$17,000
Sell NT$/Buy US$	2026.01-2026.12	NT$131,245,282/US$4,303,000
Sell US$/Buy KRW	2026.01-2026.02	US$52,000/KRW76,211,890
Sell US$/Buy NT$	2026.01-2026.03	US$69,180/NT$2,156,913

March 31, 2026

Sell JPY/Buy US$	2026.04	JPY633,220/US$4,045
Sell MYR/Buy US$	2026.04-2026.06	MYR100,362/US$25,000
Sell NT$/Buy US$	2026.04-2027.03	NT$154,714,754/US$5,051,000
Sell US$/Buy KRW	2026.04-2026.05	US$40,000/KRW60,074,370
Sell US$/Buy NT$	2026.04-2026.05	US$94,380/NT$2,974,032

(Concluded)

At each balance sheet date, outstanding forward exchange contracts not accounted for hedge accounting were as follows:

		Notional Amount
Currency	Maturity Period	(In Thousands)

March 31, 2025

Sell RMB/Buy JPY	2025.05	RMB8,100/JPY165,000
Sell RMB/Buy NT$	2025.04	RMB2,850/NT$12,819
Sell RMB/Buy US$	2025.05	RMB129,744/US$18,000
Sell EUR/Buy TND	2025.04-2025.12	EUR5,306/TND18,000
Sell EUR/Buy US$	2025.04-2025.12	EUR4,076/US$4,500
Sell NT$/Buy US$	2025.04-2025.06	NT$3,275,730/US$100,000
Sell US$/Buy RMB	2025.04	US$585,000/RMB4,225,224
Sell US$/Buy EUR	2025.05	US$2,187/EUR2,000
Sell US$/Buy JPY	2025.04-2025.05	US$48,230/JPY7,208,378
Sell US$/Buy KRW	2025.04-2025.05	US$17,000/KRW24,630,060
Sell US$/Buy MYR	2025.04	US$2,000/MYR8,864
Sell US$/Buy NT$	2025.04-2025.05	US$193,178/NT$6,357,508
Sell US$/Buy SGD	2025.04-2025.06	US$12,300/SGD16,473

December 31, 2025

Sell RMB/Buy JPY	2026.01	RMB7,583/JPY165,000
Sell RMB/Buy US$	2026.01	RMB127,404/US$18,000
Sell MXN/Buy US$	2026.01	MXN289,184/US$16,000
Sell NT$/Buy US$	2026.01-2026.03	NT$7,711,585/US$250,000
Sell US$/Buy RMB	2026.01	US$569,700/RMB4,009,470
Sell US$/Buy EUR	2026.01	US$2,325/EUR2,000
Sell US$/Buy JPY	2026.01-2026.02	US$83,700/JPY12,974,168

(Continued)

		Notional Amount
Currency	Maturity Period	(In Thousands)

Sell US$/Buy KRW	2026.01	US$21,610/KRW31,573,162
Sell US$/Buy MYR	2026.01	US$500/MYR2,025
Sell US$/Buy NT$	2026.01-2026.03	US$246,330/NT$7,716,117
Sell US$/Buy SGD	2026.01-2026.02	US$17,700/SGD22,826

March 31, 2026

Sell RMB/Buy JPY	2026.04	RMB7,278/JPY165,000
Sell RMB/Buy US$	2026.04	RMB125,055/US$18,000
Sell US$/Buy RMB	2026.04	US$551,000/RMB3,795,957
Sell US$/Buy EUR	2026.05	US$2,314/EUR2,000
Sell US$/Buy JPY	2026.04-2026.05	US$122,640/JPY19,271,346
Sell US$/Buy KRW	2026.04	US$28,000/KRW41,929,075
Sell US$/Buy NT$	2026.04-2026.07	US$354,890/NT$11,278,407
Sell US$/Buy SGD	2026.04-2026.06	US$18,000/SGD22,816

(Concluded)

At each balance sheet date, outstanding accumulator contracts not accounted for hedge accounting were as follows:

December 31, 2025

Underlying Asset	Strike Price	Knock-out Price	Currency	Maturity Date	Contract Duration	Note

USD CBA	115.20-200.78 (a) / 176.89-290.81 (b)	—	USD	2026.10-2026.12	1 year	Note 1
USD ACCU	631.42	800.90	USD	2026.08	1 year	Note 2

March 31, 2026

Underlying Asset	Strike Price	Knock-out Price	Currency	Maturity Date	Contract Duration	Note

USD CBA	115.20 (a) / 176.89 (b)	—	USD	2026.10	1 year	Note 1
USD ACCU	317.90-631.42	439.26-800.90	USD	2026.08-2027.02	1 year	Note 2

Note 1:

If the market price of the underlying asset is lower than the strike price (b), the Group shall purchase twice the agreed quantity of shares at strike price (b). If the market price of the underlying asset is higher than strike price (b), the Group shall purchase the agreed quantity of shares at strike price (a). In addition, after a specified maintenance period has elapsed, the counterparty may early terminate the contract.

Note 2:

If the market price of the underlying asset is lower than or equal to the strike price, the Group will purchase twice the agreed quantity of shares at the strike price. If the market price of the underlying asset falls between the strike price and the knock-out price, the share settlement will be conducted based on the agreed quantity. If the market price of the underlying asset is higher than or equal to the knock-out price, the contract will be early terminated.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (FVTOCI)

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Investments in equity instruments	$13,407,326	$12,607,114	$12,814,698
Investments in debt instruments	1,021,549	1,008,140	1,003,958

	$14,428,875	$13,615,254	$13,818,656

a.	Investments in equity instruments

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Unquoted ordinary shares	$13,336,015	$12,546,772	$12,756,418
Taiwan Innovation Board (TIB) quoted ordinary shares	56,687	47,934	46,002
Unquoted preferred shares	14,624	12,408	12,278

	$13,407,326	$12,607,114	$12,814,698

b.	Investments in debt instruments

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Unsecured cumulative subordinate corporate bonds	$1,021,549	$1,008,140	$1,003,958

The Group purchased 1,000 units of the abovementioned perpetual corporate bonds with par value of NT$1,000 thousand and the annual interest rate and effective interest rate was 3.5% and 3.2%, respectively.

9.	CREDIT RISK MANAGEMENT FOR INVESTMENTS IN DEBT INSTRUMENTS

The Group’s investment in unsecured cumulative subordinate corporate bonds is rated the equivalent of investment grade or higher and has low credit risk for impairment assessment.

There was no significant increase in credit risk of such debt instrument since initial recognition leading to changes in interest rates and terms, and there was also no significant change in bond issuer’s operation affecting the ability performing debt obligation. Therefore, no expected credit losses existed. The Group reviews changes in bond yields and other public information periodically and makes an assessment whether there has been a significant increase in lifetime ECL since initial recognition.

10.	TRADE RECEIVABLES, NET

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

At amortized cost
Gross carrying amount	$103,605,409	$119,393,787	$119,990,836
Less: Allowance for impairment loss	449,091	534,377	498,491

	103,156,318	118,859,410	119,492,345
At FVTOCI	6,560,978	6,182,804	6,515,067

	$109,717,296	$125,042,214	$126,007,412

a.	Trade receivables

1)	At amortized cost

The Group’s average credit terms granted to the customers were 30 to 90 days. The Group evaluates the risk and probability of credit loss of trade receivables by reference to the Group’s past experiences, financial condition of each customer, as well as competitive advantage and future development of the industry in which the customer operates. The Group then reviews the recoverable amount of each individual trade receivable at each balance sheet date to ensure that adequate allowance is made for possible irrecoverable amounts. In this regard, management believes the Group’s credit risk was significantly reduced.

The Group measures the loss allowance for trade receivables at an amount equal to lifetime ECLs. The expected credit losses on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of economic conditions at each balance sheet date. As the Group’s historical credit loss experience shows significantly different loss patterns for different customer groups, the provision matrix for expected credit loss allowance based on trade receivables due status is further distinguished according to the Group’s different customer base.

The Group writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery. For trade receivables that have been written off, the Group continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

The following table details the loss allowance of trade receivables based on the Group’s provision matrix.

March 31, 2025

	Not Past Due	Overdue 1 to 30 Days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total

Expected credit loss rate	0%	0%-10%	0%-70%	1%-100%	0%-100%

	NT$	NT$	NT$	NT$	NT$	NT$

Gross carrying amount	$96,392,485	$5,985,563	$632,156	$473,045	$122,160	$103,605,409
Loss allowance (Lifetime ECLs)	(28,184)	(2,854)	(28,759)	(279,654)	(109,640)	(449,091)

	$96,364,301	$5,982,709	$603,397	$193,391	$12,520	$103,156,318

December 31, 2025

	Not Past Due	Overdue 1 to 30 Days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total

Expected credit loss rate	0%	0%-10%	0%-70%	1%-100%	0%-100%

	NT$	NT$	NT$	NT$	NT$	NT$

Gross carrying amount	$110,633,879	$7,190,205	$981,559	$368,990	$219,154	$119,393,787
Loss allowance (Lifetime ECLs)	(27,120)	(4,191)	(36,780)	(252,558)	(213,728)	(534,377)

	$110,606,759	$7,186,014	$944,779	$116,432	$5,426	$118,859,410

March 31, 2026

	Not Past Due	Overdue 1 to 30 Days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total

Expected credit loss rate	0%	0%-10%	0%-70%	1%-100%	0%-100%

	NT$	NT$	NT$	NT$	NT$	NT$

Gross carrying amount	$112,400,738	$6,159,054	$952,611	$186,023	$292,410	$119,990,836
Loss allowance (Lifetime ECLs)	(65,832)	(4,454)	(30,187)	(108,997)	(289,021)	(498,491)

	$112,334,906	$6,154,600	$922,424	$77,026	$3,389	$119,492,345

The movements of the loss allowance of trade receivables for the three months ended March 31, 2025 and 2026 were as follows:

	For the Three Months Ended March 31
	2025	2026
	NT$	NT$

Balance at January 1	$407,133	$534,377
Merge	—	32,154
Remeasurement of loss allowance	31,212	(72,385)
Amounts written off	—	(250)
Effects of foreign currency exchange differences	10,746	4,595

Balance at March 31	$449,091	$498,491

2)	At FVTOCI

For the trade receivables due from certain customers, the Group decides whether or not to factor these trade receivables to banks without recourse based on the Group’s demand of working capital. These trade receivables are classified as at FVTOCI because they are held within a business model whose objective is achieved by both the collection of contractual cash flows and the selling of financial assets.

The following table details the loss allowance of trade receivables at FVTOCI based on the Group’s provision matrix.

March 31, 2025

	Not Past Due	Overdue 1 to 30 Days	Overdue 31 to 90 Days	Overdue Over 91 Days	Total

Expected credit loss rate	0%	0%	0%	0%

	NT$	NT$	NT$	NT$	NT$

Gross carrying amount	$6,518,144	$30,899	$5,764	$6,171	$6,560,978
Loss allowance (Lifetime ECLs)	—	—	—	—	—

	$6,518,144	$30,899	$5,764	$6,171	$6,560,978

December 31, 2025

	Not Past Due	Overdue 1 to 30 Days	Overdue 31 to 90 Days	Overdue Over 91 Days	Total

Expected credit loss rate	0%	0%	0%	0%

	NT$	NT$	NT$	NT$	NT$

Gross carrying amount	$6,072,904	$38	$109,547	$315	$6,182,804
Loss allowance (Lifetime ECLs)	—	—	—	—	—

	$6,072,904	$38	$109,547	$315	$6,182,804

March 31, 2026

	Not Past Due	Overdue 1 to 30 Days	Overdue 31 to 90 Days	Overdue Over 91 Days	Total

Expected credit loss rate	0%	0%	0%	—

	NT$	NT$	NT$	NT$	NT$

Gross carrying amount	$6,498,772	$15,084	$1,211	$—	$6,515,067
Loss allowance (Lifetime ECLs)	—	—	—	—	—

	$6,498,772	$15,084	$1,211	$—	$6,515,067

b.	Transfers of financial assets

1)	Unqualified for derecognition of trade receivables

The Group’s subsidiaries entered into accounts receivable factoring agreements with banks. Under the agreements, the banks have the right to request the Group’s subsidiaries to settle the outstanding balance if the accounts receivable are not collected at maturity. As the Group’s subsidiaries do not transfer substantially all risks and rewards relating to these trade receivables, they continue to recognize the full carrying amounts of these trade receivables and treat them as collateral for borrowings. Refer to Notes 35. However, after considering their working capital requirements, the Group’s subsidiaries terminated the accounts receivable factoring agreements with the banks in August 2025.

For the three months ended March 31, 2025, the trade receivables accumulated factored and financed were NT$712,770 thousand and NT$288,928 thousand, respectively. As of March 31, 2025, the carrying amount of these trade receivables factored but not yet derecognized was NT$503,223 thousand, and the carrying amount of the related liabilities was nil.

2)	Qualified for derecognition of bills receivable

The Group’s subsidiary transferred a portion of its banker’s acceptance bills in China to some of its suppliers in order to settle the trade payables to these suppliers. As the Group has transferred substantially all risks and rewards relating to these bills receivable, it derecognized the full carrying amount of these bills receivable and the associated trade payables. However, if the derecognized bills receivable are not paid at maturity, the suppliers have the right to request the Group to pay the unsettled balance; therefore, the Group still has continuing involvement in these bills receivable.

The maximum exposure to loss from the Group’s continuing involvement in the derecognized bills receivable is equal to the carrying amount of the transferred but unsettled bills receivable. As of March 31, 2026, the carrying amount of these transferred but unsettled bills receivable was NT$163,316 thousand and will mature within 1-5 months subsequent to March 31, 2026.

Considering the credit risk of these derecognized bills receivable, the Group estimates that the fair values of its continuing involvement are not significant. The Group did not recognize any gains or losses upon the transfer of these bills receivable. No gains or losses were recognized from the Group’s continuing involvement during the current period or on a cumulative basis.

11.	INVENTORIES

	$	$	$
	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Finished goods	$8,668,578	$10,702,026	$8,509,544
Work in process	8,157,599	8,273,397	11,683,796
Raw materials	34,502,925	41,004,898	45,068,516
Supplies	3,790,912	4,766,263	5,041,957
Raw materials and supplies in transit	803,223	926,389	1,911,639

	$55,923,237	$65,672,973	$72,215,452

The cost of inventories recognized as operating costs for the three months ended March 31, 2025 and 2026 were NT$122,834,944 thousand and NT$138,377,702 thousand, respectively, which included write-downs of inventories at NT$102,447 thousand and NT$129,268 thousand, respectively.

12.	INVENTORIES RELATED TO REAL ESTATE BUSINESS

	$	$	$
	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Land and buildings held for sale	$944,190	$786,442	$808,805
Construction in progress	2,990,021	2,923,575	3,018,773

	$3,934,211	$3,710,017	$3,827,578

As of March 31, 2025, December 31, 2025 and March 31, 2026, inventories related to real estate business of NT$3,288,732 thousand, NT$3,212,328 thousand and NT$3,317,365 thousand, respectively, are expected to be realized longer than twelve months.

Construction in progress is mainly located on Lidu Road in Kun Shan, China. Refer to Note 35 for the carrying amount of inventories related to real estate business that had been pledged by the Group to secure bank borrowings.

13.	OTHER FINANCIAL ASSETS

	$	$	$
	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Guarantee deposits	$4,987,293	$4,454,816	$4,488,536
Time deposits with original maturity over three months	542,363	760,454	697,368
Pledged time deposits (Note 35)	516,105	545,940	548,249
Others (Note 35)	121,181	107,223	127,338

	6,166,942	5,868,433	5,861,491
Current	1,462,462	1,760,287	1,858,700

Non-current	$4,704,480	$4,108,146	$4,002,791

14.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Investments in associates	$19,780,043	$25,520,228	$30,276,741
Investments in joint venture	12,341	—	—

	$19,792,384	$25,520,228	$30,276,741

a.	Investments in associates

1)	Investments in associates accounted for using the equity method that were not individually material consisted of the following:

			Carrying Amount
Name of Associate	Main Business	Operating Location	March 31, 2025	December 31, 2025	March 31, 2026
			NT$	NT$	NT$

Yann Yuan Investment Co., Ltd. (“Yann Yuan”)	Engaged in investing activities	R.O.C.	$9,777,475	$14,318,635	$18,116,109
Hung Ching Development & Construction Co. (“HC”)	Engaged in the development, construction and leasing of real estate properties	R.O.C.	2,245,547	3,500,920	4,436,410
ChipMOS Technologies Inc. (“ChipMOS”)	Engaged in the packaging and testing of semiconductors	R.O.C.	2,971,252	2,936,147	2,969,421
M-Universe Investments Pte. Ltd. (“MU”)	Investment company	Singapore	2,387,900	2,362,319	2,486,847
MACHVISION,INC. (“MACHVISION”)	Engaged in the manufacturing and trading of non-contact optical inspection equipment	R.O.C	2,040,920	2,130,873	2,010,959
Chipletz, Inc. (“CHIPLETZ”)	Fabless substrate design house	U.S.A.	248,677	192,314	175,220
Deca Technologies, Inc. (“DECA”)	Holding company with group engaged in the development of packaging of semiconductors	U.S.A.	67,647	79,020	81,775
Questyle Audio Engineering Co., Ltd. (“QUESTYLE”)	Engaged in the research and development on technology and sales of electronic products, digital products, audio equipment and spare parts, domestic trading, import and export business	China	17,477	—	—
Goodcare Holdings Inc. (“GOODCARE”)	Holding company, engaged in operation investment, long-term care and home care services	R.O.C.	23,148	—	—
Hung Ching Kwan Co. (“HCK”)	Engaged in the leasing of real estate properties	R.O.C.	(86,708)	(99,310)	(103,211)
			19,693,335	25,420,918	30,173,530
	Add: Credit balance of investments accounted for using equity method reclassified to other non-current liabilities		86,708	99,310	103,211

			$19,780,043	$25,520,228	$30,276,741

2)	At each balance sheet date, the total percentages of ownership held by the Group were as follows:

	March 31, 2025	December 31, 2025	March 31, 2026
Yann Yuan	27.94%	27.94%	27.94%
HC	26.22%	26.22%	26.22%
ChipMOS	11.00%	11.27%	11.27%
MU	42.23%	42.23%	42.23%
MACHVISION	23.08%	23.08%	23.08%
CHIPLETZ	18.74%	18.74%	18.74%
DECA	17.83%	17.82%	17.82%
HCK	27.31%	27.31%	27.31%
QUESTYLE	6.67%	—	—
GOODCARE	49.00%	—	—

3)

During 2025, the exercise of employee share options issued by DECA led the Group’s percentage of ownership in DECA decreased to 17.82%. During 2025, ChipMOS repurchased its ordinary shares and led the Group’s percentage of ownership in ChipMOS increased to 11.27%. The Group considered it still has significant influence over the aforementioned associates since it involves in making significant decisions by participating in the board meetings of those associates.

4)

USISH resigned as a director of QUESTYLE and no longer be nominated, which resulted the Group to lose its significant influence over QUESTYLE starting from December 2025. The Group reclassified the investment as financial assets at FVTPL with a gain on disposal of investment accounted for using the equity method of NT$15,310 thousand under the line item of other gains and losses in 2025.

5)

In August 2025, the Group’s subsidiary, ASE SOCIAL, subscribed 5,000 thousand ordinary shares of GOODCARE with NT$50,000 thousand in cash. The percentage of the Group’s ownership in GOODCARE then increased to 67.21% and, therefore, the Group obtained control over GOODCARE.

6)	Fair values (Level 1) of investments in associates based on quoted prices in an active market are summarized as follows:

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

ChipMOS	$2,288,401	$3,720,625	$4,229,597
HC	$2,251,057	$1,993,695	$1,986,832

7)	Aggregate information of associates that are not individually material

	For the Three Months Ended March 31
	2025	2026
	NT$	NT$

The Group’s share of:
Net profit	$40,365	$728,378
Other comprehensive income (loss)	(828,877)	4,154,472

Total comprehensive income (loss)	$(788,512)	$4,882,850

b.	Investments in joint venture

1)	Investments in joint venture that was not individually material and accounted for using the equity method consisted of the following – only as of March 31, 2025:

Name of Joint Venture	Main Business	Operating Location	Carrying Amount as of March 31, 2025
			NT$

MUtek Electronics Co., Ltd. (“MUtek”)	Engaged in the production and wholesale of electronic products	R.O.C	$12,341

At the end of 2025, the Group’s subsidiary, UGTW, evaluated the recoverable amount of its investment in MUtek by using the value in use. The recoverable amount was lower than the carrying amount and, therefore, the Group recognized an impairment loss of NT$12,107 thousand under the line item of other gains and losses. The value in use of its investment in MUtek was the present value of cash flow projections made by MUtek’s management with a discount rate of 11.79%.

2)	At each balance sheet date, the percentages of ownership held by the Group’s subsidiary were as follows:

	March 31, 2025	December 31, 2025	March 31, 2026

MUtek	49.00%	49.00%	49.00%

3)	Aggregate information of joint venture that was not individually material – only for the three months ended March 31, 2025

For the Three Months Ended March 31, 2025
NT$

The Group’s share of:
Total net loss and comprehensive loss	$(14)

15.	PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of each class of property, plant and equipment were as follows:

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Land and land improvements	$18,169,884	$18,083,984	$17,847,787
Buildings and improvements	126,605,224	145,561,338	163,977,727
Machinery and equipment	149,536,622	181,115,735	193,989,997
Other equipment	3,205,030	3,400,546	3,365,153
Construction in progress and machinery under installation	44,539,093	72,953,441	80,289,052

	$342,055,853	$421,115,044	$459,469,716

For the three months ended March 31, 2025

	Land and Land Improvements	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery under Installation	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2025	$17,647,746	$212,467,292	$542,656,891	$15,315,915	$32,738,040	$820,825,884
Additions	563,039	37,054	324,499	16,611	41,732,945	42,674,148
Disposals	(1,256)	(616,474)	(3,419,215)	(278,060)	—	(4,315,005)
Reclassification	—	7,111,390	22,609,578	291,829	(30,012,797)	—
Effect of foreign currency exchange differences	42,433	998,253	3,149,907	173,005	80,905	4,444,503

Balance at March 31, 2025	$18,251,962	$219,997,515	$565,321,660	$15,519,300	$44,539,093	$863,629,530

Accumulated depreciation and impairment

Balance at January 1, 2025	$77,122	$90,878,807	$405,226,408	$12,112,076	$—	$508,294,413
Depreciation expense	4,389	2,645,178	11,486,368	334,950	—	14,470,885
Impairment losses recognized	—	—	4,966	—	—	4,966
Disposals	(1,256)	(588,138)	(2,643,658)	(275,082)	—	(3,508,134)
Reclassification	—	1,063	—	(172)	—	891
Effect of foreign currency exchange differences	1,823	455,381	1,710,954	142,498	—	2,310,656

Balance at March 31, 2025	$82,078	$93,392,291	$415,785,038	$12,314,270	$—	$521,573,677

For the three months ended March 31, 2026
	Land and Land Improvements	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery under Installation	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2026	$18,186,532	$244,688,451	$618,760,462	$15,656,517	$72,953,441	$970,245,403
Additions	—	29,826	405,991	22,217	55,510,300	55,968,334
Disposals	—	(239,591)	(6,025,733)	(40,930)	—	(6,306,254)
Reclassification	(269,230)	20,549,523	24,045,385	198,230	(48,394,693)	(3,870,785)
Acquisitions through business combination (Note 29)	—	10,495	207,400	12,519	2,456	232,870
Effect of foreign currency exchange differences	37,953	1,782,904	3,859,524	193,476	217,548	6,091,405

Balance at March 31, 2026	$17,955,255	$266,821,608	$641,253,029	$16,042,029	$80,289,052	$1,022,360,973

Accumulated depreciation and impairment

Balance at January 1, 2026	$102,548	$99,127,113	$437,644,727	$12,255,971	$—	$549,130,359
Depreciation expense	3,974	3,140,959	13,564,722	277,038	—	16,986,693
Impairment losses recognized	—	—	2,058	—	—	2,058
Disposals	—	(238,775)	(3,779,444)	(39,583)	—	(4,057,802)
Reclassification	—	(26,397)	(2,971,990)	396	—	(2,997,991)
Acquisitions through business combination (Note 29)	—	4,702	131,754	8,490	—	144,946
Effect of foreign currency exchange differences	946	836,279	2,671,205	174,564	—	3,682,994

Balance at March 31, 2026	$107,468	$102,843,881	$447,263,032	$12,676,876	$—	$562,891,257

Based on the future operation plans and the capacity evaluation, the Group assessed that a portion of property, plant and equipment in the packaging segment and testing segment were not qualified for the production needs and, therefore, recognized an impairment loss of NT$4,966 thousand and NT$2,058 thousand, respectively, under the line item of other gains and losses for the three months ended March 31, 2025 and 2026 (Note 25). The recoverable amount was determined using value in use and the Group expected to derive nearly no cash flows from these assets.

Each class of property, plant and equipment was depreciated on a straight-line basis over the following useful lives:

Land improvements	5-30 years
Buildings and improvements
Main plant buildings	10-55 years
Cleanrooms	10-20 years
Others	3-24 years
Machinery and equipment	2-20 years
Other equipment	2-16 years

The capitalized borrowing costs for the three months ended March 31, 2025 and 2026 are disclosed in Note 25.

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Carrying amounts

Land	$7,896,729	$9,083,745	$8,718,125
Buildings and improvements	3,359,887	3,252,947	3,146,233
Machinery and equipment	426,873	214,757	309,027
Other equipment	70,418	85,087	91,226

	$11,753,907	$12,636,536	$12,264,611

	For the Three Months Ended March 31
	2025	2026
	NT$	NT$

Additions to right-of-use assets	$147,444	$426,013

Depreciation charge for right-of-use assets
Land	$67,758	$69,699
Buildings and improvements	210,293	226,695
Machinery and equipment	119,716	117,421
Other equipment	11,968	12,553

	$409,735	$426,368

The amounts disclosed above with respect to the right-of-use assets did not include the right-of-use assets that meet the definition of investment properties.

b.	Lease liabilities

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Carrying amounts

Current	$918,597	$969,441	$935,445

Non-current	$6,684,473	$7,878,666	$7,442,148

The Group’s lease liabilities were mainly from land and buildings and improvements. The range of discount rates for lease liabilities was as follows:

	March 31, 2025	December 31, 2025	March 31, 2026

Land (%)	0.54-8.00	0.54-8.00	0.54-8.00
Buildings and improvements (%)	0.45-8.84	0.45-8.84	0.45-8.84

c.	Material lease-in activities and terms

The Group leases land and buildings for the use of plants and offices with remaining lease terms of 1-58 years and 1-25 years, respectively. For the leasehold land located in the R.O.C., the Group has extension options at the expiry of the lease periods. However, the government has the right to adjust the lease payments on the basis of changes in announced land value prices and also has the right to terminate the lease contract under certain circumstances. The Group does not have bargain purchase options to acquire the leasehold land and buildings at the expiry of the lease periods. In addition, the Group is prohibited from subleasing or transferring all or any portion of the underlying assets without the lessor’s consent.

d.	Subleases

In addition to the sublease transactions described in Note 17, the Group did not have other sublease transactions.

e.	Other lease information

	For the Three Months Ended March 31
	2025	2026
	NT$	NT$

Expenses relating to short-term leases	$306,882	$451,160

Expenses relating to low-value assets leases	$918	$10,510

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$29,691	$23,883

Total cash outflow for leases	$741,130	$1,134,519

The Group elected to apply the recognition exemption for qualifying short-term leases and low-value asset leases and, therefore, did not recognize right-of-use assets and lease liabilities for these leases.

17.	INVESTMENT PROPERTIES

For the three months ended March 31, 2025

	$	$	$	$
	Land	Buildings and Improvements	Right-of-use Assets	Total
	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2025	$35,572	$17,084,323	$10,512,745	$27,632,640
Additions	—	4,532	—	4,532
Effects of foreign currency exchange differences	—	242,999	149,806	392,805

Balance at March 31, 2025	$35,572	$17,331,854	$10,662,551	$28,029,977

Accumulated depreciation

Balance at January 1, 2025	$—	$5,483,366	$2,094,230	$7,577,596
Depreciation expenses	—	189,460	83,139	272,599
Effects of foreign currency exchange differences	—	78,133	32,868	111,001

Balance at March 31, 2025	$—	$5,750,959	$2,210,237	$7,961,196

Carrying amount at March 31, 2025	$35,572	$11,580,895	$8,452,314	$20,068,781

For the three months ended March 31, 2026

	$	$	$	$
	Land	Buildings and Improvements	Right-of-use Assets	Total
	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2026	$35,572	$17,114,364	$10,325,741	$27,475,677
Additions	—	3,756	—	3,756
Disposals	—	(2,458)	—	(2,458)
Effects of foreign currency exchange differences	—	582,509	351,811	934,320

Balance at March 31, 2026	$35,572	$17,698,171	$10,677,552	$28,411,295

Accumulated depreciation

Balance at January 1, 2026	$—	$6,342,976	$2,395,810	$8,738,786
Depreciation expenses	—	189,960	83,401	273,361
Disposals	—	(2,425)	—	(2,425)
Effects of foreign currency exchange differences	—	218,953	84,178	303,131

Balance at March 31, 2026	$—	$6,749,464	$2,563,389	$9,312,853

Carrying amount at March 31, 2026	$35,572	$10,948,707	$8,114,163	$19,098,442

Right-of-use assets included in investment properties were leasehold land located in Shanghai and were subleased under operating leases.

The abovementioned investment properties were leased out for 1 to 20 years, with an option to extend for an additional lease term. The lease contracts contain market review clauses in the event that the lessees exercise their options to extend. The lessees do not have bargain purchase options to acquire the investment properties at the expiry of the lease term.

In addition to fixed lease payments, some of the lease contracts also indicated that the lessees should make variable payments determined at a specific percentage of the excess of respective lessee’s monthly revenues over a specific amount.

The total lease payments to be received in the future under operating leases of investment properties were as follows:

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Year 1	$1,504,913	$1,253,359	$1,270,044
Year 2	1,279,273	950,028	903,006
Year 3	948,315	637,698	632,189
Year 4	717,829	489,743	497,533
Year 5	611,880	349,344	301,230
Year 6 onwards	1,090,828	326,699	303,279

	$6,153,038	$4,006,871	$3,907,281

The investment properties were depreciated on a straight-line basis over the following useful lives:

Main buildings	10-40 years
Right-of-use assets	10-50 years

The fair value of the investment properties was measured using the market approach and the income approach based on Level 3 inputs by independent professional appraisers. The significant unobservable inputs were discount rates. The fair value of the investment properties was as follows:

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Fair value	$34,906,229	$33,806,692	$34,900,334

Refer to Note 35 for the carrying amount of the investment properties that had been pledged by the Group to secure borrowings.

18.	GOODWILL

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$
For the three months ended March 31, 2025

Balance at January 1, 2025	$54,283,650	$2,414,113	$51,869,537
Effect of foreign currency exchange differences	156,107	—	156,107

Balance at March 31, 2025	$54,439,757	$2,414,113	$52,025,644

For the three months ended March 31, 2026

Balance at January 1, 2026	$54,432,991	$2,546,891	$51,886,100
Acquisition through business combination (Note 29)	953,072	—	953,072
Effect of foreign currency exchange differences	40,768	—	40,768

Balance at March 31, 2026	$55,426,831	$2,546,891	$52,879,940

19.	OTHER INTANGIBLE ASSETS

The carrying amounts of each class of other intangible assets were as follows:

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Customer relationships	$4,672,502	$3,900,270	$3,635,151
Computer software	2,521,444	2,744,759	2,687,445
Patents and acquired specific technology	7,599,833	6,139,842	5,673,035
Others	135,729	135,731	166,344

	$14,929,508	$12,920,602	$12,161,975

For the three months ended March 31, 2025

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2025	$11,765,512	$8,693,626	$21,311,500	$184,998	$41,955,636
Additions	—	135,490	—	31,642	167,132
Disposals or derecognition	—	(284,093)	(595,143)	(60,437)	(939,673)
Effect of foreign currency exchange differences	41,599	88,776	706	2,219	133,300

Balance at March 31, 2025	$11,807,111	$8,633,799	$20,717,063	$158,422	$41,316,395

(Continued)

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Accumulated amortization and impairment

Balance at January 1, 2025	$6,861,402	$6,080,797	$13,241,926	$79,161	$26,263,286
Amortization expense	262,133	203,945	469,741	2,755	938,574
Disposals or derecognition	—	(284,093)	(595,143)	(60,437)	(939,673)
Impairment losses recognized	—	35,187	—	—	35,187
Effect of foreign currency exchange differences	11,074	76,519	706	1,214	89,513

Balance at March 31, 2025	$7,134,609	$6,112,355	$13,117,230	$22,693	$26,386,887

(Concluded)

For the three months ended March 31, 2026

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2026	$11,830,014	$9,365,597	$20,715,388	$174,543	$42,085,542
Additions	—	168,983	—	36,949	205,932
Disposals or derecognition	—	(157,770)	—	—	(157,770)
Acquisitions through business combinations (Note 29)	—	2,425	—	—	2,425
Effect of foreign currency exchange differences	(3,200)	33,907	1,655	877	33,239

Balance at March 31, 2026	$11,826,814	$9,413,142	$20,717,043	$212,369	$42,169,368

Accumulated amortization and impairment

Balance at January 1, 2026	$7,929,744	$6,620,838	$14,575,546	$38,812	$29,164,940
Amortization expense	262,976	224,988	466,807	7,208	961,979
Disposals or derecognition	—	(153,641)	—	—	(153,641)
Acquisitions through business combinations (Note 29)	—	1,981	—	—	1,981
Effect of foreign currency exchange differences	(1,057)	31,531	1,655	5	32,134

Balance at March 31, 2026	$8,191,663	$6,725,697	$15,044,008	$46,025	$30,007,393

Each class of other intangible assets was amortized on the straight-line basis over the following useful lives:

Customer relationships	11-16 years
Computer software	2-10 years
Patents and acquired specific technology	5-17 years
Others	5-10 years

20.	BORROWINGS

a.	Short-term borrowings

1)	Bank loans

Bank loans primarily consist of revolving bank loans, mortgage bank loans and bank overdrafts.

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Secured bank loans, annual interest rates were 3.32%-3.79%, 2.82%-3.48% and 2.80%-3.53% as of March 31, 2025, December 31, 2025 and March 31, 2026, respectively	$150,709	$86,116	$103,579
Unsecured bank loans, annual interest rates were 1.75%-6.96%, 1.70%-5.72% and 1.73%-5.53% as of March 31, 2025, December 31, 2025 and March 31, 2026, respectively	54,084,779	41,021,737	49,620,665

	54,235,488	41,107,853	49,724,244

Less: financial liabilities for hedging – current (Note 33)	12,980,257	9,282,400	9,359,093

	$41,255,231	$31,825,453	$40,365,151

2)	Short-term bills payable

(1)	Commercial papers

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Commercial papers	$1,250,000	$2,200,000	$—
Less: Unamortized discounts	234	1,581	—

	$1,249,766	$2,198,419	$—

Annual interest rate (%)	1.80	1.72	—

(2)

The subsidiary, which was acquired by the Group in the fourth quarter of 2025, obtained financing of NT$22,000 thousand from a leasing company through a sale-and-repurchase arrangement involving certain land improvements and machinery and equipment, and was repaid in full upon its maturity in February 2026. As of December 31, 2025, the balance was NT$22,000 thousand with an annual interest rate of 6.00%-8.04%.

b.	Long-term borrowings

Bank loans

Bank loans primarily consist of revolving bank loans, mortgage loans and bank overdrafts.

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Revolving bank loans
Syndicated bank loans – repayable through January 2029 to July 2030, annual interest rates were both 2.06% as of December 31, 2025 and March 31, 2026	$—	$50,000,000	$50,000,000
Others - repayable through April 2026 to April 2030, annual interest rates were 1.70%-5.08%, 1.70%-4.48% and 1.74%-4.37% as of March 31, 2025, December 31, 2025 and March 31, 2026, respectively	124,061,890	147,981,288	143,643,160
Mortgage loans (Note 35)
Repayable through April 2026 to November 2039, annual interest rates were 2.40%-3.44%, 2.22%-3.42% and 2.22%-2.45% as of March 31, 2025, December 31, 2025 and March 31, 2026, respectively	8,421,163	7,886,245	8,152,418

	132,483,053	205,867,533	201,795,578
Less: unamortized arrangement fee	—	66,676	62,386

	132,483,053	205,800,857	201,733,192
Less: current portion	5,774,733	3,188,061	2,591,146

	$126,708,320	$202,612,796	$199,142,046

The Group early settled bank loans of NT$25,647,737 thousand, NT$37,187,927 thousand and NT$10,114,380 thousand from April to May 2025, January to February 2026, and April to May 2026, respectively. The original agreed settlement dates for those loans were from April 2026 to November 2027, January 2027 to April 2028 and from April 2027 to April 2038, respectively.

For certain of the aforementioned revolving bank loans, the subsidiaries are required to maintain specified financial ratios, which are calculated based on annual or semiannual self-prepared financial statements during the loan periods. The subsidiaries have complied with all such financial ratio covenants.

21.	BONDS PAYABLE

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Unsecured domestic bonds
Repayable at maturity in April 2026 and interest due annually with annual interest rate at 1.03%	$3,500,000	$3,500,000	$3,500,000
Repayable at maturity in April 2025 and interest due annually with annual interest rate at 0.90%	10,000,000	—	—
Repayable at maturity in August 2025 and interest due annually with annual interest rate at 0.85%	5,000,000	—	—
Repayable at maturity in August 2027 and interest due annually with annual interest rate at 0.95%	2,000,000	2,000,000	2,000,000
Unsecured overseas convertible bonds
RMB3,260,695 thousand and RMB2,043,469 thousand as of March 31, 2025 and December 31, 2025, respectively. Converted into ordinary shares of the subsidiary or redeemed in January 2026 and interest due annually with annual interest rate at 0.10%, 0.20%, 0.60%, 1.30%, 1.80% and 2.00% for the first, second, third, fourth, fifth and sixth year, respectively.	15,083,360	9,137,581	—

	35,583,360	14,637,581	5,500,000
Add: premiums (discounts) on bonds payable	482,239	330,049	(704)

	36,065,599	14,967,630	5,499,296
Less: current portion of bonds payable	14,999,200	3,499,748	3,499,945

	$21,066,399	$11,467,882	$1,999,351

In March 2021, the subsidiary, USISH, offered an unsecured overseas convertible bonds (the “USISH Bonds”) in RMB3,450,000 thousand with a par value of RMB100. Within 5 trading days after maturity, USISH will redeem all the unconverted bonds at a price of 108% of the par value (including the interests of the last installment).

When the USISH Bonds were offered, the subsidiaries, USIE and ASEMTL, subscribed for the USISH Bonds at a total of RMB2,670,199 thousand. As of December 31, 2025, USIE and ASEMTL have disposed all the USISH Bonds in the public market. During USIE’s and ASEMTL’s holding of USISH Bonds, the contractual obligations assumed by USISH and the contractual rights entitled to USIE and ASEMTL were extinguished in economic substance, the assets and liabilities related to the USISH Bonds subscribed for by USIE and ASEMTL were eliminated upon the consolidation.

Each holder of the USISH Bonds has the right to convert the USISH Bonds into ordinary shares of USISH at the conversion price at any time from the first trading day after 9 months of the offering date to the maturity date (the “Conversion Period”). The initial conversion price was RMB20.25 per share at the offering date and the conversion price will be subject to adjustment in the event of the conversion provisions due to the anti-dilution clause. Within the outstanding period of the USISH Bonds, if the closing price of USISH’s ordinary shares in Shanghai Stock Exchange is lower than 80% of the current conversion price for at least 15 trading days out of any 30 consecutive trading days, the board of directors of USISH has the right to propose a downward revision on conversion price and submit it to USISH’s shareholders’ meeting for approval.

During the Conversion Period, USISH’s board of directors has the right to redeem all or part of the unconverted bonds at the price of par value plus accrued interests in either of the following circumstances: (1) if the closing price of USISH’s ordinary shares in Shanghai Stock Exchange is not less than 130% (including 130%) of the current conversion price for at least 20 trading days out of any 30 consecutive trading days, or (2) the unconverted USISH Bonds fall below RMB30,000 thousand.

In the last two interest accrual years before the maturity, the holders of USISH Bonds have the right to sell back all or part of USISH Bonds to USISH at the price of par value plus accrued interest in either of the following circumstances: (1) if the closing price of USISH’s ordinary shares in Shanghai Stock Exchange is lower than 70% of the current conversion price in any 30 consecutive trading days, or (2) if USISH is deemed to change the use of the funds pursuant to the relevant regulations of the China Securities Regulatory Commission or USISH is identified by the China Securities Regulatory Commission as changing the use of funds before the maturity. In addition, on the date of 3 years from the offering date, holders of USISH Bonds have the right to sell back all or part of USISH Bonds to USISH at 102% of the par value (including the interests accrued for the 3rd year).

At the offering date, USISH Bonds consisted of debt host contract (recognized under the line item of bonds payable), conversion right (recognized under the line item of non-controlling interests since it is an equity component of the bonds offered by the subsidiary), call option and put option (recognized under the line item of financial liabilities at FVTPL).

On January 7, 2026, the early redemption conditions were met as the closing price of the ordinary shares was at least 130% of the conversion price for at least 20 trading days out of 30 consecutive trading days. Accordingly, the board of directors of USISH resolved to process the early redemption in accordance with the bond issuance terms. As of January 2026, bondholders had cumulatively converted USISH Bonds with an aggregate principal amount of RMB3,445,928 thousand into approximately 185,459 thousand ordinary shares of USISH. The remaining unconverted USISH Bonds, with a principal amount of RMB4,072 thousand, were fully redeemed early by USISH. The total redemption payment amounted to RMB4,138 thousand (including accrued interest).

22.	OTHER PAYABLES

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Payables to contractors and equipment suppliers	$35,359,716	$35,284,404	$45,537,298
Accrued salary and bonus	12,774,798	16,227,683	15,117,639
Accrued employees’ compensation and remuneration to directors	6,109,473	6,538,877	8,141,757
Accrued employee insurance	1,368,053	1,484,560	1,568,565
Accrued utilities	1,283,406	1,391,959	1,498,412
Others	12,301,793	13,888,807	14,135,859

	$69,197,239	$74,816,290	$85,999,530

23.	RETIREMENT BENEFIT PLANS

The Group’s retirement benefit plans consisted of defined contribution retirement plans and defined benefit retirement plans. Employee benefit expenses in respect of the Group’s defined benefit retirement plans for the three months ended March 31, 2025 and 2026 were calculated using the projected pension cost stated in 2024 and 2025 actuarial reports.

24.	EQUITY

a.	Share capital

Ordinary shares

	March 31, 2025	December 31, 2025	March 31, 2026

Numbers of shares authorized (in thousands)	5,500,000	5,500,000	5,500,000

Numbers of shares reserved (in thousands) Employee share options	400,000	400,000	400,000

Shares capital authorized	$55,000,000	$55,000,000	$55,000,000

Shares capital reserved Employee share options	$4,000,000	$4,000,000	$4,000,000

Number of shares issued and fully paid (in thousands)	4,419,143	4,447,977	4,461,386

American Depositary Receipts

The Company’s ADS represents 2 ordinary shares of the Company. As of March 31, 2025, December 31, 2025 and March 31, 2026, 157,164 thousand ADSs were outstanding and represented approximately 314,328 thousand ordinary shares of the Company.

b.	Capital surplus

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital (1)
Issuance of ordinary shares	$16,626,368	$18,000,371	$18,850,472
Merger by share exchange	117,693,658	117,693,658	117,693,658
Difference between consideration and the carrying amount of the subsidiaries’ net assets during actual acquisition or disposal	3,240,987	3,172,894	3,146,462
Exercised employee share options	3,748,738	4,927,511	5,225,569
Treasury share transactions	1,445,843	1,445,560	1,926,974
Donations from shareholders	471,894	471,894	471,894
Expired share options	647,094	651,609	651,609

	143,874,582	146,363,497	147,966,638

(Continued)

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

May be used to offset a deficit only

Changes in percentage of ownership interest in subsidiaries (2)	$170,989	$3,508,762	$10,620,117
Share of changes in capital surplus of associates accounted for using the equity method	199,210	199,027	191,014
Dividends that the claim period has elapsed and unclaimed by shareholders	6,198	6,274	6,274
Exercised disgorgement	326	326	326

	376,723	3,714,389	10,817,731

May not be used for any purpose

Employee share options	3,688,303	4,099,596	3,957,211
Restricted stocks for employees	2,074,061	1,364,155	1,409,917
Others (3)	157,497	915,533	1,032,838

	5,919,861	6,379,284	6,399,966

	$150,171,166	$156,457,170	$165,184,335

(Concluded)

1)

Such capital surplus may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or transferred to share capital (limited to a certain percentage of the Company’s capital surplus and once a year).

2)

Such capital surplus arises from the effects of changes in ownership interests in subsidiaries resulting from equity transactions other than actual acquisitions or disposals, or from changes in capital surplus of subsidiaries accounted for using the equity method.

3)

Such capital surplus represents the excess of the carrying amount of related accounts over the par value due to employee share options exercised and the Company has not completed registration formalities.

c.	Retained earnings and dividend policy

The Articles of Incorporation of the Company (the “Articles”) provides that annual net profit shall be distributed in the following order:

1)	Replenishment of deficits;

2)	10.0% as legal reserve;

3)	Special reserve appropriated or reversed in accordance with laws or regulations set forth by the authorities concerned;

4)

If annual net profit remains, a proposal for the distribution of such amount together with a part or all of the accumulated undistributed profits from previous years shall be prepared by the board of directors and submit to the shareholders’ meeting for resolution. However, the distributable dividends may be paid in cash after a resolution has been adopted by a majority vote at a meeting of the board of directors attended by two-thirds of the total number of directors; and, in addition, a report of such distribution shall be submitted to the shareholders’ meeting.

For the policies on the distribution of employees’ compensation and remuneration of directors, refer to employees’ compensation and remuneration of directors in Note 25(g).

The Company is currently in the mature growth stage. To meet the capital needs for business development now and in the future and satisfy the shareholders’ demand for cash inflows, the Company shall use residual dividend policy to distribute dividends, of which the cash dividend is not lower than 30% of the total dividend distribution, with the remainder to be distributed in shares. A distribution plan is also to be made by the board of directors and submitted for resolution in the shareholders’ meeting.

Appropriation of earnings to legal reserve shall be made until the legal reserve equals the Company’s share capital. Legal reserve may be used to offset deficits. If the Company has no deficit and the legal reserve has exceeded 25% of the Company’s share capital, the excess may be transferred to capital or distributed in cash.

Items referred to under Rule No. 1090150022 issued by the FSC and in the directive titled “Questions and Answers for Special Reserves Appropriated Following Adoption of IFRS Accounting Standards” should be appropriated to or reversed from a special reserve by the Company.

The appropriation of earnings for 2024 and 2025 were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Year 2024	For Year 2025	For Year 2024	For Year 2025
	NT$	NT$	NT$	NT$
			(in dollars)	(in dollars)

Legal reserve	$3,259,174	$3,964,492

Cash dividends	$23,420,372	$29,437,997	$5.3	$6.6

The above 2024 and 2025 appropriations for cash dividends were resolved by the Company’s board of directors in March 2025 and 2026, respectively; the other appropriations of earnings for 2024 were approved at the shareholders’ meeting in June 2025, whereas those for 2025 remain subject to approval at the shareholders’ meeting to be held in June 2026.

d.	Others equity items

1)	Exchange differences on translating foreign operations

	For the Three Months Ended March 31
	2025	2026
	NT$	NT$

Balance at January 1	$5,051,905	$(138,034)
Recognized for the period
Exchange differences arising on translating foreign operations	3,541,258	5,744,435
Share from associates and joint venture accounted for using the equity method	4,768	28,705

Balance at March 31	$8,597,931	$5,635,106

2)	Unrealized gain (loss) on financial assets at FVTOCI

	$	$
	For the Three Months Ended March 31
	2025	2026
	NT$	NT$

Balance at January 1	$4,373,860	$8,693,666

Unrealized gain (loss) recognized for the period
Debt instruments	(4,211)	(4,182)
Equity instruments	(19,559)	(2,201)
Share from associates and joint ventures accounted for using the equity method	(834,230)	4,115,587

Other comprehensive income (loss) for the period	(858,000)	4,109,204

Cumulative unrealized gain transferred to retained earnings due to disposal of equity instruments in relation to associates and joint venture accounted for using the equity method	—	(35)

Balance at March 31	$3,515,860	$12,802,835

3)	Gain (loss) on hedging instruments - hedges of net investments of foreign operations

	$	$
	For the Three Months Ended March 31
	2025	2026
	NT$	NT$

Balance at January 1	$715,703	$(149,676)
Recognized for the period
Foreign currency risk – loans denominated in foreign currency	(288,447)	132,014

Balance at March 31	$427,256	$(17,662)

4)	Unearned employee benefit

In June 2024, the shareholders’ meeting resolved to grant restricted stock awards to employees. Refer to Note 28 for the information.

	$	$
	For the Three Months Ended March 31
	2025	2026
	NT$	NT$

Balance at January 1	$(1,631,257)	$(655,116)
Share-based payment expenses	340,585	178,090
Valuation adjustments	(212,316)	(45,762)

Balance at March 31	$(1,502,988)	$(522,788)

e.	Treasury shares

For the three months ended March 31, 2025 and 2026, 72,941 thousand ordinary shares of the Company were held by its subsidiaries.

The Company’s ordinary shares held by its subsidiaries at each balance sheet date were as follows:

	Shares Held by Subsidiaries	Carrying Amount	Fair Value
	(in thousand shares)	NT$	NT$

March 31, 2025

ASE	67,452	$1,762,430	$9,645,653
ASET	5,489	196,677	784,982

	72,941	$1,959,107	$10,430,635

December 31, 2025

ASE	67,452	$1,762,430	$16,896,755
ASET	5,489	196,677	1,375,092

	72,941	$1,959,107	$18,271,847

March 31, 2026

ASE	67,452	$1,762,430	$22,158,020
ASET	5,489	196,677	1,803,264

	72,941	$1,959,107	$23,961,284

The aforementioned fair value is classified as Level 1 fair value with quoted prices in an active market.

The subsidiaries holding the aforementioned treasury shares are bestowed shareholders’ rights except the rights to participate in any share issuance for cash and voting.

f.	Non-controlling interests

	For the Three Months Ended March 31
	2025	2026
	NT$	NT$

Balance at January 1	$22,263,583	$26,467,725
Share of profit for the period	234,472	417,458
Other comprehensive income for the period
Exchange difference on translating foreign operations	389,548	675,784
Unrealized loss on equity instruments at FVTOCI	(1,171)	(902)
Gain (loss) from hedging	(82,631)	52,260
Share in other comprehensive gain from associates accounted for using the equity method	585	10,180
Non-controlling interests arising from acquisition of subsidiaries	—	273,825
Acquisition of non-controlling interests in subsidiaries	—	(29,249)
Subsidiaries’ buy back of their own outstanding ordinary shares (Note 30)	—	(27,751)

(Continued)

	$	$
	For the Three Months Ended March 31
	2025	2026
	NT$	NT$

Non-controlling interest relating to outstanding vested employee share options granted by subsidiaries	$253,402	$4,830
Non - controlling interest arising from exercised convertible bonds issued by subsidiaries	—	4,182,150
Equity component of convertible bonds issued by subsidiaries	443,850	—
Adjustments relating to changes in capital surplus of subsidiaries	—	91,557
Adjustments relating to expired or exercised options issued by subsidiaries	—	(1,591,305)

Balance at March 31	$23,501,638	$30,526,562

(Concluded)

25.	PROFIT BEFORE INCOME TAX

a.	Other income

	$	$
	For the Three Months Ended March 31
	2025	2026
	NT$	NT$

Interest income	$470,636	$466,871
Government subsidies	187,923	82,451
Rental income	154,371	94,643
Dividends income	44,047	23,499

	$856,977	$667,464

b.	Other gains and losses

	$	$
	For the Three Months Ended March 31
	2025	2026
	NT$	NT$

Net gains on financial assets mandatorily at FVTPL	$3,446,826	$3,290,598
Net losses arising on financial instruments held for trading	(539,783)	(227,475)
Foreign exchange losses, net	(1,674,999)	(2,224,641)
Impairment losses (Notes 15 and 19)	(40,153)	(2,127)
Gains (losses) on disposal of property, plant and equipment	(26,175)	400,766
Others	(192,923)	82,268

	$972,793	$1,319,389

c.	Finance costs

	For the Three Months Ended March 31
	2025	2026
	NT$	NT$

Interest on lease liabilities	$45,722	$54,995
Interest on borrowings and bonds payable	1,779,790	1,850,922
Other interest expenses	—	351,094

Total interest expense for financial liabilities measured at amortized cost	1,825,512	2,257,011
Less: Amounts included in the cost of qualifying assets
Property, plant and equipment	(98,843)	(214,135)

	1,726,669	2,042,876
Other finance costs	4,824	3,895

	$1,731,493	$2,046,771

Annual interest rates of capitalized borrowing costs were as follows:

	For the Three Months Ended March 31
	2025	2026

Annual interest capitalization rates
Property, plant and equipment (%)	2.04-5.83	1.86–6.70

d.	Depreciation and amortization

	For the Three Months Ended March 31
	2025	2026
	NT$	NT$

Property, plant and equipment	$14,470,885	$16,986,693
Right-of-use assets	409,735	426,368
Investment properties	272,599	273,361
Other intangible assets	938,574	961,979

	$16,091,793	$18,648,401

Summary of depreciation by function
Operating costs	$13,783,856	$16,229,520
Operating expenses	1,369,363	1,456,902

	$15,153,219	$17,686,422

Summary of amortization by function
Operating costs	$579,842	$597,506
Operating expenses	358,732	364,473

	$938,574	$961,979

Refer to Note 19 for information relating to the line items in which any amortization of intangible assets is included.

e.	Operating expenses directly related to investment properties

	$	$
	For the Three Months Ended March 31
	2025	2026
	NT$	NT$

Direct operating expenses of investment properties that generated rental income	$381,863	$365,797

f.	Employee benefits expense

	$	$
	For the Three Months Ended March 31
	2025	2026
	NT$	NT$

Post-employment benefits

Defined contribution plans	$1,034,357	$1,141,595
Defined benefit plans	47,431	81,572

	1,081,788	1,223,167
Equity-settled share-based payments	748,450	338,594
Other employee benefits	24,837,417	30,140,493

	$26,667,655	$31,702,254

Summary of employee benefits expense by function
Operating costs	$16,468,661	$19,764,474
Operating expenses	10,198,994	11,937,780

	$26,667,655	$31,702,254

g.	Employees’ compensation and remuneration to directors

The Articles stipulates to distribute employees’ compensation and remuneration to directors at the rates of 0.01%-1.00% and no higher than 0.75%, respectively, of net profit before income tax, employees’ compensation and remuneration to directors. Pursuant to the amendment to the Securities and Exchange Act in August 2024, the Company’s shareholders approved at the 2025 shareholders’ meeting the amendment to the Articles to stipulate that, among the abovementioned employees’ compensation, 0.01% to 0.05% shall be designated for grassroots employees.

	$		$	$		$
	For the Three Months Ended March 31, 2025			For the Three Months Ended March 31, 2026
	Accrual rate		Accrual amount	Accrual rate		Accrual amount
			NT$			NT$

Employees’ compensation		0.25%	$18,836		0.25%	$35,276
Remuneration to directors		0.24%	18,082		0.24%	33,865

If there is a change in the proposed amounts after the consolidated financial statement authorized for issue, the differences are recorded as a change in accounting estimate and will be adjusted in the following year.

In March 2025 and 2026, the board of directors resolved the appropriations of employees’ compensation and remuneration to directors in cash for 2024 and 2025, respectively. The differences between the resolved amounts and the accrued amounts reflected in the annual consolidated financial statements for the years ended December 31, 2024 and 2025 were deemed changes in estimates. The differences were NT$2,882 thousand and NT$1,286 thousand, respectively, and were adjusted in net profit for 2025 and 2026, respectively.

	For Year 2024		For Year 2025
	Employees’ compensation	Remuneration to directors	Employees’ compensation	Remuneration to directors
	NT$	NT$	NT$	NT$

Resolved by the board of directors	$81,178	$77,000	$101,339	$96,000

Recognized in the consolidated financial statements	$81,113	$79,947	$101,339	$97,286

Information for the employees’ compensation and the remuneration to directors resolved by the board of directors is available at the Market Observation Post System website of the Taiwan Stock Exchange.

26.	INCOME TAX

The Company and its subsidiaries, ASE, SPIL and USIINC, have filed a consolidated tax return for corporate income tax and for unappropriated earnings.

a.	Income tax recognized in profit or loss

The major components of income tax were as follows:

	For the Three Months Ended March 31
	2025	2026
	NT$	NT$

Current income tax
In respect of the current period	$2,200,196	$3,202,314
Income tax on unappropriated earnings	76,640	82,871
Changes in estimate for prior periods	(23,704)	(48,310)

	2,253,132	3,236,875

Deferred income tax
In respect of the current period	(269,305)	412,230
Changes in estimate for prior periods	(4,257)	(54,815)
Effect of foreign currency exchange differences	42,054	40,968

	(231,508)	398,383

	$2,021,624	$3,635,258

b.	Income tax assessments

The tax authorities have examined income tax returns of the Company and its R.O.C. subsidiaries through 2020 and 2024.

27.	EARNINGS PER SHARE

The earnings and weighted average number of ordinary shares outstanding in the computation of earnings per share were as follows:

Net profit for the period

	For the Three Months Ended March 31
	2025	2026
	NT$	NT$

Profit for the period attributable to owners of the Company	$7,553,833	$14,147,537
Effect of potentially dilutive ordinary shares:
Potential ordinary shares of the subsidiaries	(311,951)	(331,306)

Earnings used in the computation of diluted earnings per share	$7,241,882	$13,816,231

Weighted average number of ordinary shares outstanding (in thousand shares):

	For the Three Months Ended March 31
	2025	2026

Weighted average number of ordinary shares in the computation of basic earnings per share	4,328,342	4,373,148
Effect of potentially dilutive ordinary shares:
Employee share options	73,797	102,451
Employees’ compensation	665	374
Employee restricted stock awards	7,434	9,213

Weighted average number of ordinary shares in the computation of diluted earnings per share	4,410,238	4,485,186

The Group is able to settle the employees’ compensation by cash or shares. The Group assumed that the entire amount of the compensation would be settled in shares and the resulting potential shares were included in the weighted average number of ordinary shares outstanding used in the computation of diluted earnings per share if the effect is dilutive. Such dilutive effect of the potential shares was included in the computation of diluted earnings per share until the board of directors resolves the number of shares to be distributed to employees at their meeting in the following year.

28.	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Employee share option plans of the Company

In order to attract, retain and reward employees, the Company and its subsidiary, ASE, have their employee share option plans for the Group’s full-time employees. As disclosed in Note 1, the Company assumed ASE’s obligations of outstanding employee share option plans starting from April 30, 2018, and each unexercised share option was converted at an exchange ratio of 1 for 0.5 share option of the Company. After conversion, each share option represents the right to purchase one ordinary share of the Company when exercised, and the exercise price is subject to adjustment according to the exchange ratio. The Company has the first and the second employee share option plans in November 2018 and August 2023 for full-time employees of the Group, with each unit representing the right to purchase one ordinary share issued by the Company. The right of those share options granted under the plans is valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For the employee share option plans the Company assumed and issued, the exercise price is subject to adjustment according to the prescribed criteria stipulated in employee share option plans.

Information about the share option plans that the Company granted and assumed were as follows:

	For the Three Months Ended March 31
	2025		2026
	Number of Options (In Thousands)	Weighted Average Exercise Price Per Share (NT$)	Number of Options (In Thousands)	Weighted Average Exercise Price Per Share (NT$)

Balance at January 1	188,101	$89.6	151,142	$87.8
Options forfeited	(1,025)	103.4	(708)	99.7
Options exercised	(3,892)	47.4	(13,409)	82.1

Balance at March 31	183,184	90.4	137,025	88.3

Options exercisable, end of period	40,345	44.0	67,234	76.5

The weighted average share prices at exercise dates of share options for the three months ended March 31, 2025 and 2026 were NT$165.8 and NT$323.3, respectively.

Information about the outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Remaining Contractual Life (Years)

March 31, 2025

ASE 5th share options	$73.0	0.4
The Company 1st share options	42.7	3.7
The Company 2nd share options	103.5	8.4

December 31, 2025

The Company 1st share options	41.1	2.9
The Company 2nd share options	99.7	7.6

March 31, 2026

The Company 1st share options	41.1	2.7
The Company 2nd share options	99.7	7.4

b.	Employee restricted stock awards plans of the Company

To attract and retain talents as well as motivate and engage employees, the Company’s annual shareholders’ meetings resolved the first and the second employee restricted stock awards plans in August 2021 and June 2024, and granted 15,000 thousand ordinary shares and 16,500 thousand ordinary shares on the record date of October 1, 2021 and September 6, 2024, respectively. The par value and the exercise price were NT$10 and NT$0 per share, respectively. The fair value at the grant day was NT$92.4 per share and NT$141.5 per share, respectively.

The vested shares are settled and released on an annual basis during a three-year period starting from the grant date. Up to one-third of the total shares granted will be vested only after the Company reaches specific performance targets before the end of each year-period. Except for inheritance, those shares shall not be sold, pledged, transferred, gifted, conditioned, or otherwise dispose of before vesting, while the rights of attending, proposing, speaking, voting and election at shareholders meeting and other rights, including but not limited to, stock dividend, cash dividend, distribution from legal reserve and capital surplus, share options at cash capital increase are identical with the Company’s ordinary shares issued and outstanding. All the shares under this plan should be deposited in a trust account before vesting.

Upon granting, any unvested restricted stock awards are to be forfeited and canceled by the Company at no cost if the vesting conditions are not met. At the meantime, dividends (including cash dividends, stock dividends, and those distributed from legal reserves and capital surplus, as well as any derived income), distributed on those unvested restricted stock awards for the current unvested year, shall be fully returned to the Company by the custodian institution.

Information about employee restricted stock awards was as follows:

	For the Three Months Ended March 31
	2025	2026
	(in thousand shares)	(in thousand shares)

Balance at January 1 and March 31	16,500	10,870

c.	Employee share option plans of subsidiaries

USISH

Under the share option plan issued in 2015 (“2015 share options”), each unit represents the right to purchase one ordinary share of USISH when exercised. The options are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date incorporated with certain performance conditions. For any subsequent changes in USISH’s capital structure, the exercise price is accordingly adjusted.

In September 2023, USISH’s extraordinary general shareholders’ meetings resolved to adopt the share option plan (“2023 share options”). In October 2023, the board of directors resolved to grant 14,506 thousand share options to its employees. Each unit represents the right to purchase one ordinary share of USISH when exercised. The options are valid for 2 years and 3 years, respectively, and are exercisable at certain percentages within 12 months subsequent to the first and the second anniversary of the grant date under the satisfaction of certain performance conditions within each respective vesting period. In the event that USISH increases share capital by capital surplus, conducts a rights issue, or distributes share dividends or cash dividends, the exercisable share option units and the exercise price are accordingly adjusted.

As of December 31, 2025, all of USISH’s share options were exercised, forfeited or expired.

AMPI

In May 2021, the authority approved AMPI’s employee share options plan with the issuance up to 10,000 thousand units. The options are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in AMPI’s capital structure or distribution of cash dividends on ordinary shares, the exercise price will be adjusted accordingly.

Information about share options was as follows:

	For the Three Months Ended March 31
	2025		2026
	Number of Options (In Thousands)	Exercise Price Per Share (NT$)	Number of Options (In Thousands)	Exercise Price Per Share (NT$)

Balance at January 1 and March 31	3,100	$29.7	3,100	$29.7

Options exercisable, end of period	1,550	29.7	2,325	29.7

Information about AMPI’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Remaining Contractual Life (Years)

March 31, 2025

2022 share options	$29.7	7.1

December 31, 2025

2022 share options	29.7	6.3

March 31, 2026

2022 share options	29.7	6.1

d.	Employee restricted stock plans of subsidiaries

In September 2023, USISH’s extraordinary general shareholders’ meetings resolved to adopt restricted stock plan (“2023 restricted stocks”) and granted 372 thousand shares and 5,722 thousand shares in November 2023 and January 2024, respectively, to its directors (excluding independent directors), supervisors and employees. The options are valid for 3 years. The valid period may be early terminated or extended prior to one month of the expiration date depending on the conditions of ordinary shares granted. Upon satisfaction of certain performance conditions in each phase, participants are entitled to subscribe USISH’s ordinary shares issued under the plan at a certain percentage at the end of the lock-up period. The plan was of 2 phases with a lock-up period of 1 year and 2 years, respectively. As of December 31, 2025, all of USISH’s 2023 restricted stocks were exercised or forfeited.

The Group’s shareholdings in USISH decreased because the abovementioned share-based payment agreements were exercised during the three months ended March 31, 2025. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USISH and, as a result, capital surplus increased by NT$132,289 thousand.

For the three months ended March 31, 2025 and 2026, employee benefits expense recognized on the aforementioned share-based payment agreements were NT$748,450 thousand and NT$338,594 thousand, respectively.

29. BUSINESS COMBINATIONS

a.	Subsidiaries acquired

Subsidiary	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (%)	Consideration Transferred

EugenLight	Engaged in the research, development, manufacturing and sales of optoelectronic integrated devices and optical engines.	January 15, 2026	65.47	$1,472,270

b.	Consideration transferred

EugenLight
NT$

Cash	$1,472,270

The consideration comprised the acquisition of EugenLight’s shares and convertible bonds amounting to RMB326,692 thousand, and was fully paid as of March 31, 2026.

c.	Assets acquired and liabilities assumed at the date of acquisition

EugenLight
NT$

Assets
Cash and cash equivalents	$409,072
Trade and other receivables	384,620
Inventories	189,918
Property, plant and equipment	87,924
Right-of-use assets	5,817
Intangible assets	444
Others	73,080
Liabilities
Short-term borrowings	(112,665)
Trade and other payables	(147,644)
Others	(97,543)

Fair value of identifiable net assets acquired	$793,023

d.	Goodwill recognized on acquisition

EugenLight
NT$

Consideration transferred	$1,472,270
Add: Non-controlling interests	273,825
Less: Fair value of identifiable net assets acquired	(793,023)

Goodwill recognized on acquisition	$953,072

As the Group has not completed the identification of the difference between the cost of the investment and the Group’s share of the net fair value of EugenLight’s identifiable assets and liabilities, the difference was provisionally recognized as goodwill as of March 31, 2026. The Group will continuously review the abovementioned items during the measuring period. If additional information, which relates to the facts or circumstances existed at the acquisition date and will lead to an adjustment to the provisional goodwill or the recognition of any liability provision, is obtained in the one year measurement period starting from the acquisition date, the accounting for the business combination will be retrospectively adjusted.

e.	Net cash outflow on acquisition of subsidiary

EugenLight
NT$

Consideration paid in cash	$1,472,270
Less: Cash and cash equivalents acquired	(409,072)

Net cash outflow on acquisition of subsidiary	$1,063,198

30.	EQUITY TRANSACTIONS WITH NON-CONTROLLING INTERESTS

a.	USISH

In the first quarter of 2026, USISH repurchased its own 589 thousand outstanding ordinary shares which made the Group’s shareholdings of USISH increased. The transaction was accounted for as an equity transaction since the Group continued to have control over USISH and, as a result, the Group’s capital surplus was then decreased by NT$46,194 thousand.

In the first quarter of 2026, the USISH Bonds were converted into 109,761 thousand ordinary shares of USISH which made the Group’s shareholdings of USISH decreased. The transaction was accounted for as an equity transaction since the transaction did not change the Group’s control over USISH and, as a result, the Group’s capital surplus was then increased by NT$5,334,964 thousand.

b.	Universal Optoelectronics

In March 2026, the subsidiary, Universal Optoelectronics, acquired an interest in EugenLight’s registered capital amounting to RMB472 thousand with a total consideration of RMB12,158 thousand, which made the Group’s shareholdings of EugenLight increased. Since the transaction did not change the Group’s control over EugenLight and, as a result, the Group’s capital surplus was then decreased by NT$26,432 thousand.

31.	CASH FLOW INFORMATION

a.	Non-cash activities

In addition to other notes, the Group entered into the following investing activities which include both cash and non-cash items for the three months ended March 31, 2025 and 2026:

	For the Three Months Ended March 31
	2025	2026
	NT$	NT$

Payments for property, plant and equipment
Purchase of property, plant and equipment	$42,674,148	$55,968,334
Increase in other non-current assets	1,480,627	444,218
Increase in other payables	(6,922,456)	(10,239,351)
Capitalized borrowing costs	(98,843)	(214,135)

	$37,133,476	$45,959,066

Proceeds from disposal of property, plant and equipment
Consideration from disposal of property, plant and equipment	$780,696	$2,649,218
Decrease (increase) in other receivables	3,956	(781,593)

	$784,652	$1,867,625

b.	Changes in liabilities arising from financing activities

For the three months ended March 31, 2025

	Short-term borrowings (including financial liabilities for hedging)	Short- term bills payable	Bonds payable	Long-term borrowings	Lease liabilities	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Balance at January 1, 2025	$47,444,862	$—	$32,976,164	$125,635,098	$7,812,023	$213,868,147
Net financing cash flows	5,820,698	1,249,766	3,199,311	5,879,206	(287,443)	15,861,538
Interest under operating activities	—	—	—	—	(7,414)	(7,414)
Split of convertible bonds’ equity component and the liability component embedded with non-equity derivative instruments	—	—	(443,830)	—	—	(443,830)
Non-cash changes
Additions to lease liabilities	—	—	—	—	121,715	121,715
Acquisition through business combination	—	—	—	—	19,340	19,340
Convertible bonds issued by subsidiaries are converted to subsidiaries’ ordinary shares	—	—	(153)	—	—	(153)
Amortization of discount	—	—	117,775	17,697	—	135,472
Lease modifications	—	—	—	—	(109,371)	(109,371)
Effects of foreign currency exchange	969,928	—	216,332	951,052	54,220	2,191,532

Balance at March 31, 2025	$54,235,488	$1,249,766	$36,065,599	$132,483,053	$7,603,070	$231,636,976

For the three months ended March 31, 2026

	Short-term borrowings (including financial liabilities for hedging)	Short-term bills payable	Bonds payable	Long-term borrowings	Lease liabilities	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Balance at January 1, 2026	$41,107,853	$2,220,419	$14,967,630	$205,800,857	$8,848,107	$272,944,866
Net financing cash flows	8,182,230	(2,220,419)	(18,308)	(5,870,360)	(255,103)	(181,960)
Interest under operating activities	—	—	—	—	(611)	(611)
Non-cash changes
Additions to lease liabilities	—	—	—	—	210,816	210,816
Acquisition through business combination (Note 29)	112,665	—	—	—	4,887	117,552
Convertible bonds issued by subsidiaries are converted to subsidiaries’ ordinary shares	—	—	(9,508,935)	—	—	(9,508,935)
Amortization of discount	—	—	7,004	19,231	—	26,235
Lease modifications	—	—	—	—	(464,645)	(464,645)
Effects of foreign currency exchange	321,496	—	51,905	1,783,464	34,142	2,191,007

Balance at March 31, 2026	$49,724,244	$—	$5,499,296	$201,733,192	$8,377,593	$265,334,325

c.	Supplier Financing Arrangements

The Group has entered into supplier financing arrangements with banks. Under these arrangements, the suppliers may elect to receive early payment from the banks by factoring their receivables due from the Group, and the Group then pays the banks at the original due dates set with suppliers. The above arrangements do not modify the terms of these payables because neither the Group’s payment terms have been extended nor additional interest has been paid. Therefore, the Group still presents the payables as trade payables. As of March 31, 2025, December 31, 2025 and March 31, 2026, trade payables under supplier finance arrangements amounted to NT$850,732 thousand, NT$396,610 thousand and NT$274,326 thousand, respectively.

The carrying amount of the financial liabilities that are subject to supplier finance arrangements, of which suppliers have already received payment from the finance provider, are as follows:

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Trade payables
Of which suppliers have already received payment from the finance provider	$850,719	$396,607	$274,326

The range of payment due dates for the financial liabilities that are subject to supplier finance arrangements and comparable trade payables that are not part of a supplier finance arrangement are as follows:

	March 31, 2025	December 31, 2025	March 31, 2026

Trade payables
Liabilities that are part of supplier finance arrangements	120-165 Days	120-165 Days	120-165 Days
Comparable trade payables that are not part of supplier finance arrangements	14-180 Days	30-180 Days	30-180 Days

The changes in liabilities that are subject to supplier finance arrangements are primarily attributable to additions resulting from purchases from suppliers and subsequent cash settlements. There were no material non-cash changes in these liabilities.

32.	CAPITAL MANAGEMENT

The capital structure of the Group consists of debt and equity. The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to shareholders through the optimization of the debt and equity balance. Key management personnel of the Group periodically reviews the cost of capital and the risks associated with each class of capital. In order to balance the overall capital structure, the Group may adjust the amount of dividends paid to shareholders, the number of new shares issued or repurchased, and the amount of new debt issued or existing debt redeemed.

The Group is not subject to any externally imposed capital requirements except those discussed in Note 20.

33.	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments that are not measured at fair value

1)	Fair value of financial instruments not measured at fair value but for which fair value is disclosed

Except bonds payable measured at amortized cost, the management considered that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values. The carrying amounts and fair value of bonds payable as of March 31, 2025, December 31, 2025 and March 31, 2026, respectively, were as follows:

	Carrying Amount	Fair Value
	NT$	NT$

March 31, 2025	$36,065,599	$36,809,326
December 31, 2025	14,967,630	15,583,145
March 31, 2026	5,499,296	5,479,732

2)	Fair value hierarchy

The aforementioned fair value hierarchy of bonds payable was Level 3 which was determined based on discounted cash flow analysis with the applicable yield curve for the duration. The significant unobservable inputs is discount rates that reflected the credit risk.

b.	Fair value of financial instruments that are measured at fair value on a recurring basis

1)	Fair value hierarchy

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

March 31, 2025

Financial assets at FVTPL
Derivative financial assets
Swap contracts	$—	$4,641,896	$—	$4,641,896
Forward exchange contracts	—	178,286	—	178,286
Non-derivative financial assets
Quoted shares	4,669,316	—	—	4,669,316
Private-placement funds	—	—	1,553,203	1,553,203
Unquoted shares	—	—	870,415	870,415
Open-end mutual funds	578,017	—	—	578,017
Hybrid financial assets
Structured time deposits	—	4,539,867	—	4,539,867
Convertible notes	—	—	365,255	365,255
Others	—	—	78,570	78,570

	$5,247,333	$9,360,049	$2,867,443	$17,474,825

(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Financial assets at FVTOCI
Investments in equity instruments
Unquoted ordinary shares	$—	$—	$13,336,015	$13,336,015
TIB quoted ordinary shares	56,687	—	—	56,687
Unquoted preferred shares	—	—	14,624	14,624
Investments in debt instruments
Unsecured cumulative subordinate corporate bonds	—	—	1,021,549	1,021,549
Trade receivables, net	—	—	6,560,978	6,560,978

	$56,687	$—	$20,933,166	$20,989,853

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$—	$153,921	$—	$153,921
Forward exchange contracts	—	62,928	—	62,928
Contingent consideration	—	—	626,622	626,622

	$—	$216,849	$626,622	$843,471

December 31, 2025

Financial assets at FVTPL
Derivative financial assets
Swap contracts	$—	$3,412,108	$—	$3,412,108
Forward exchange contracts	—	248,813	—	248,813
Non-derivative financial assets
Quoted shares	2,277,680	—	—	2,277,680
Private-placement funds	—	—	1,435,095	1,435,095
Open-end mutual funds	971,952	—	—	971,952
Unquoted shares	—	—	822,065	822,065
Others	—	—	161,150	161,150
Hybrid financial assets
Equity-linked structured products	—	—	497,899	497,899
Convertible notes	—	—	345,730	345,730
Others	—	—	15,000	15,000

	$3,249,632	$3,660,921	$3,276,939	$10,187,492

Financial assets at FVTOCI
Investments in equity instruments
Unquoted ordinary shares	$—	$—	$12,546,772	$12,546,772
TIB quoted ordinary shares	47,934	—	—	47,934
Unquoted preferred shares	—	—	12,408	12,408
Investments in debt instruments
Unsecured cumulative subordinate corporate bonds	—	—	1,008,140	1,008,140
Trade receivables, net	—	—	6,182,804	6,182,804

	$47,934	$—	$19,750,124	$19,798,058

(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$—	$736,231	$—	$736,231
Forward exchange contracts	—	75,438	—	75,438
Accumulator contracts	—	—	13,751	13,751
Contingent consideration	—	—	569,948	569,948

	$—	$811,669	$583,699	$1,395,368

March 31, 2026

Financial assets at FVTPL
Derivative financial assets
Swap contracts	$—	$5,640,849	$—	$5,640,849
Forward exchange contracts	—	1,289	—	1,289
Non-derivative financial assets
Quoted shares	2,523,079	—	—	2,523,079
Private-placement funds	—	—	1,493,001	1,493,001
Open-end mutual funds	1,000,148	—	—	1,000,148
Unquoted shares	—	—	834,800	834,800
Others	—	—	159,975	159,975
Hybrid financial assets
Structured time deposits	—	14,261,510	—	14,261,510
Equity-linked structured products	—	—	503,217	503,217
Convertible notes	—	—	351,945	351,945
Others	—	—	16,500	16,500

	$3,523,227	$19,903,648	$3,359,438	$26,786,313

Financial assets at FVTOCI
Investments in equity instruments
Unquoted ordinary shares	$—	$—	$12,756,418	$12,756,418
TIB quoted ordinary shares	46,002	—	—	46,002
Unquoted preferred shares	—	—	12,278	12,278
Investments in debt instruments
Unsecured cumulative subordinate corporate bonds	—	—	1,003,958	1,003,958
Trade receivables, net	—	—	6,515,067	6,515,067

	$46,002	$—	$20,287,721	$20,333,723

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$—	$79,452	$—	$79,452
Forward exchange contracts	—	244,423	—	244,423
Accumulator contracts	—	—	38,204	38,204
Contingent consideration	—	—	572,769	572,769

	$—	$323,875	$610,973	$934,848

(Concluded)

For the financial assets and liabilities that were measured at fair value on a recurring basis, there were no transfers between Level 1 and Level 2 of the fair value hierarchy during the three months ended March 31, 2025 and 2026.

2)	Reconciliation of Level 3 fair value measurements of financial assets

For the three months ended March 31, 2025

	Financial Assets at FVTPL		Financial Assets at FVTOCI
Financial Assets	Equity Instruments	Hybrid Instruments	Equity Instruments	Debt Instruments	Total
	NT$	NT$	NT$	NT$	NT$

Balance at January 1	$2,366,866	$435,205	$12,860,959	$7,558,268	$23,221,298
Recognized in profit or loss	54,081	6,261	—	—	60,342
Recognized in other comprehensive income
Unrealized losses on financial assets at FVTOCI	—	—	(4,643)	(4,211)	(8,854)
Effects of foreign currency exchange	27,572	859	165,973	—	194,404
Net increase in trade receivables	—	—	—	28,470	28,470
Purchases	—	1,500	328,350	—	329,850
Disposals	(24,901)	—	—	—	(24,901)

Balance at March 31	$2,423,618	$443,825	$13,350,639	$7,582,527	$23,800,609

For the three months ended March 31, 2026

	Financial Assets at FVTPL		Financial Assets at FVTOCI
Financial Assets	Equity Instruments	Hybrid Instruments	Equity Instruments	Debt Instruments	Total
	NT$	NT$	NT$	NT$	NT$

Balance at January 1	$2,418,310	$858,629	$12,559,180	$7,190,944	$23,027,063
Recognized in profit or loss	(25,934)	8,813	—	—	(17,121)
Recognized in other comprehensive income
Unrealized losses on financial assets at FVTOCI	—	—	(1,172)	(4,182)	(5,354)
Effects of foreign currency exchange	44,951	—	220,553	—	265,504
Net increase in trade receivables	—	—	—	332,263	332,263
Purchases	54,449	1,290,080	—	—	1,344,529
Disposals	(4,000)	(1,285,860)	(9,865)	—	(1,299,725)

Balance at March 31	$2,487,776	$871,662	$12,768,696	$7,519,025	$23,647,159

3)	Valuation techniques and inputs applied for fair value measurement

a)	Valuation techniques and inputs applied for Level 2 fair value measurement

Financial Instruments	Valuation Techniques and Inputs

Derivatives - swap contracts and forward exchange contracts

Discounted cash flows - Future cash flows are estimated based on observable forward exchange rates at balance sheet dates and contract forward exchange rates, discounted at rates that reflected the credit risk of various counterparties.

Structured time deposits	Measured using the yield derived from the deposit principal and its linked underlying asset.

b)	Valuation techniques and inputs applied for Level 3 fair value measurement

The fair value of accounts receivables measured at FVTOCI are determined based on the present value of future cash flows that reflect the credit risk of counterparties. Since the discount effect was not significant, the Group measured its fair value by using the nominal values.

The fair value of the contingent considerations is measured based on the fulfillment rate of the conditions stipulated in the agreement with discount rates reflecting the credit risks.

The fair value of equity-linked structured products and accumulator contracts are determined based on the correlation between the equity-linked underlyings and the quotes provided by the counterparties.

The Group determines the fair value of other Level 3 investments based on the nature of the underlying assets or instruments by using the market approach, asset-based approach and income approach. The market approach references valuation multiples of comparable companies, while the asset approach references net assets measured at fair value. The significant unobservable inputs used in the market approach and asset-based approach were the discount rates for lack of marketability of 15% to 30%. The income approach adopts a discounted cash flow methodology. The significant unobservable inputs were the discount rates of 12.3% to 17.5%. If the liquidity discount rates for lack of marketability to the valuation model increased by 1% and discount rates increased by 0.1% while all other variables held constant, the fair value of the abovementioned investments would have decreased approximately by NT$159,800 thousand, NT$26,700 thousand and NT$27,400 thousand as of March 31, 2025, December 31, 2025 and March 31, 2026, respectively.

c.	Categories of financial instruments

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Financial assets

FVTPL
Mandatorily at FVTPL	$17,474,825	$10,187,492	$26,786,313
Measured at amortized cost (Note 1)	189,014,902	219,695,988	217,985,279
FVTOCI
Equity instruments	13,407,326	12,607,114	12,814,698
Debt instruments	1,021,549	1,008,140	1,003,958
Trade receivables, net	6,560,978	6,182,804	6,515,067

Financial liabilities

FVTPL
Held for trading	216,849	825,420	362,079
Contingent considerations	626,622	569,948	572,769
Financial liabilities for hedging	12,980,257	9,282,400	9,359,093
Measured at amortized cost (Note 2)	364,201,864	459,199,442	484,697,137

Note 1:	The balances included cash and cash equivalents, trade receivables measured at amortized cost, other receivables and other financial assets.

Note 2:

The balances included short-term borrowings, short-term bills payable, trade and other payables, bonds payable, long-term borrowings, temporary receipts (under the line items of other current liabilities and other non-current liabilities) and deposits received (under the line items of other current liabilities and other non-current liabilities).

d.	Financial risk management objectives and policies

The derivative instruments used by the Group were to mitigate risks arising from ordinary business operations. All derivative transactions entered into by the Group were designated as either hedging or trading. Derivative transactions entered into for hedging purposes must hedge risk against fluctuations in foreign exchange rates and interest rates arising from operating activities. The currencies and the amounts of derivative instruments held by the Group must match its hedged assets and liabilities denominated in foreign currencies.

The Group’s risk management department monitored risks to mitigate risk exposures, reported unsettled position, transaction balances and related gains or losses to the Group’s chief financial officer on a monthly basis.

1)	Market risk

The Group’s activities exposed it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. Gains or losses arising from fluctuations in foreign currency exchange rates of a variety of derivative financial instruments were approximately offset by those of hedged items. Interest rate risk was not significant due to the cost of capital was expected to be fixed.

There had been no change to the Group’s exposure to market risks or the manner in which these risks were managed and measured.

a)	Foreign currency exchange rate risk

The Group had sales and purchases as well as investing and financing activities denominated in foreign currency which exposed the Group to foreign currency exchange rate risk. The Group entered into a variety of derivative financial instruments to hedge foreign currency exchange rate risk to minimize the fluctuations of assets and liabilities denominated in foreign currencies.

The carrying amounts of the Group’s foreign currency denominated monetary assets and liabilities (including those eliminated upon consolidation) as well as derivative instruments which exposed the Group to foreign currency exchange rate risk at each balance sheet date are presented in Note 39.

The Group was mainly subject to the impact from the exchange rate fluctuation in US$ and JPY against NT$, RMB or EUR. 1% fluctuation is used when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and inter-company receivables and payables within the Group. The changes in profit before income tax due to a 1% change in US$ and JPY against NT$, RMB and EUR would be NT$161,000 thousand and NT$124,000 thousand for the three months ended March 31, 2025 and 2026, respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax; however, the foreign currency risk exposure at the end of the reporting period did not reflect the exposure during the period.

Hedge accounting

The Group’s hedging strategy was to lift borrowings denominated in foreign currencies to avoid exchange rate exposure from its investments in equity instruments denominated in foreign currencies (recognized under the line item of financial assets at FVTPL) and net investment in foreign subsidiary, Universal Scientific Industrial (France), which has EUR as its functional currency. Those transactions were designated as fair value hedges and a hedge of net investment in foreign operation, respectively. Hedge adjustments were made to totally offset the foreign exchange gains or losses from those equity instruments denominated in foreign currencies and foreign operations when they were evaluated based on the exchange rates on each balance sheet date.

The source of hedge ineffectiveness in these hedging relationships arose from the material difference between the notional amounts of borrowings denominated in foreign currencies and the fair value of investments in equity instruments denominated in foreign currencies and net investment in foreign operations. No other sources of ineffectiveness are expected to emerge from these hedging relationships.

March 31, 2025

Hedging Instrument/	Line item in	Carrying Amount
Hedged Items	Balance sheet	Asset	Liability
		NT$	NT$

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	Financial liabilities for hedging – current	$—	$3,553,565
Hedge of net investment in foreign operation	Financial liabilities for hedging – current	—	9,426,692

	Change in Value Used for Calculating Hedge Ineffectiveness		Accumulated Gains or Losses in Other Equity		Carrying Amount of Hedged Item in Fair Value Hedge	Accumulated Amount of Fair Value Hedge Adjustments on Hedged Item
Hedging Instrument / Hedged Item	Hedging Instrument	Hedged Item	Continuing Hedges	Hedge Accounting No Longer Applied	Asset	Asset
	NT$	NT$	NT$	NT$	NT$	NT$

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	$(38,300)	$38,300	$—	$—	$3,258,280	$362,283
Hedge of net investment in foreign operation	371,078	(371,078)	552,496	—	—	—

December 31, 2025

Hedging Instrument/ Hedged Items	Line item in Balance sheet	Carrying Amount
		Asset	Liability
		NT$	NT$

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	Financial liabilities for hedging – current	$—	$843,838
Hedge of net investment in foreign operation	Financial liabilities for hedging – current	—	8,438,562

	Change in Value Used for Calculating Hedge Ineffectiveness		Accumulated Gains or Losses in Other Equity		Carrying Amount of Hedged Item in Fair Value Hedge	Accumulated Amount of Fair Value Hedge Adjustments on Hedged Item
Hedging Instrument / Hedged Item	Hedging Instrument	Hedged Item	Continuing Hedges	Hedge Accounting No Longer Applied	Asset	Liability
	NT$	NT$	NT$	NT$	NT$	NT$

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	$(17,414)	$17,414	$—	$—	$964,637	$15,749
Hedge of net investment in foreign operation	1,117,589	(1,117,589)	(194,015)	—	—	—

March 31, 2026

Hedging Instrument/ Hedged Items	Line item in Balance sheet	Carrying Amount
		Asset	Liability
		NT$	NT$

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	Financial liabilities for hedging – current	$—	$953,069
Hedge of net investment in foreign operation	Financial liabilities for hedging – current	—	8,406,024

	Change in Value Used for Calculating Hedge Ineffectiveness		Accumulated Gains or Losses in Other Equity		Carrying Amount of Hedged Item in Fair Value Hedge	Accumulated Amount of Fair Value Hedge Adjustments on Hedged Item
Hedging Instrument / Hedged Item	Hedging Instrument	Hedged Item	Continuing Hedges	Hedge Accounting No Longer Applied	Asset	Liability
	NT$	NT$	NT$	NT$	NT$	NT$

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	$(29,419)	$29,419	$—	$—	$1,057,604	$29,419
Hedge of net investment in foreign operation	(184,274)	184,274	(9,741)	—	—	—

b)	Interest rate risk

Except a portion of long-term borrowings and bonds payable at fixed interest rates, the Group was exposed to interest rate risk because group entities borrowed funds at floating interest rates. Changes in market interest rates led to variances in effective interest rates of borrowings from which the future cash flow fluctuations arise. The Group utilized financing instruments with low interest rates and favorable terms to maintain low financing cost, adequate banking facilities, as well as to hedge interest rate risk.

The carrying amounts of the Group’s financial assets and financial liabilities with exposure to interest rates at each balance sheet date were as follows:

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Fair value interest rate risk
Financial assets	$44,955,627	$53,381,124	$55,637,831
Financial liabilities	80,977,860	84,870,569	100,319,984

Cash flow interest rate risk
Financial assets	39,327,770	45,958,834	39,033,761
Financial liabilities	160,430,801	229,257,842	229,882,216

For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, the Group’s profit before income tax for the three months ended March 31, 2025 and 2026 would have decreased or increased approximately by NT$303,000 thousand and NT$477,000 thousand, respectively.

c)	Other price risk

The Group was exposed to equity price risk through its investments in financial assets at FVTPL and financial assets at FVTOCI. If equity price was 1% higher or lower, profit before income tax for the three months ended March 31, 2025 and 2026 would have increased or decreased approximately by NT$71,600 thousand and NT$53,500 thousand, respectively, and other comprehensive income before income tax for the three months ended March 31, 2025 and 2026 would have increased or decreased approximately by NT$134,000 thousand and NT$128,000 thousand, respectively.

2)	Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk arises from cash and cash equivalents, contract assets, trade and other receivables and other financial assets. The Group’s maximum exposure to credit risk was the carrying amounts of financial assets in the consolidated balance sheets.

As of March 31, 2025, December 31, 2025 and March 31, 2026, the Group’s ten largest customers accounted for 45%, 50% and 42% of trade receivables, respectively. The Group transacts with a large number of unrelated customers and, thus, no concentration of credit risk was observed.

3)	Liquidity risk

The Group manages liquidity risk by maintaining adequate working capital and banking facilities to fulfill the demand for cash flow used in the Group’s operation and capital expenditure. The Group also monitors its compliance with all the loan covenants. Liquidity risk is not considered to be significant.

In the table below, financial liabilities with a repayment on demand clause were included in the earliest time band regardless of the probability of counter-parties choosing to exercise their rights. The maturity dates for other non-derivative financial liabilities were based on the agreed repayment dates.

The interest cash flows paid at a floating interest rate, along with the undiscounted interest amounts, were based on the interest rates as of each balance sheet date to estimate future interest cash flows.

March 31, 2025

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

Non-derivative financial liabilities

Non-interest bearing	$68,146,524	$39,212,589	$43,196,338	$4,909,876	$1,199,887
Obligation under leases	112,322	213,893	766,471	2,804,822	5,274,165
Floating interest rate liabilities	16,703,624	12,742,292	15,803,763	117,700,637	7,979,224
Fixed interest rate liabilities	18,110,539	12,532,211	5,563,889	28,549,090	—

	$103,073,009	$64,700,985	$65,330,461	$153,964,425	$14,453,276

Further information for maturity analysis of obligation under leases was as follows:

	Less than 1 Year	1 to 5 Years	5 to 10 Years	10 to 15 Years	15 to 20 Years	More than 20 Years
	NT$	NT$	NT$	NT$	NT$	NT$

Obligation under leases	$1,092,686	$2,804,822	$1,719,699	$954,461	$909,411	$1,690,594

December 31, 2025

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$
Non-derivative financial liabilities

Non-interest bearing	$75,853,604	$46,653,157	$23,722,468	$34,607,140	$68,696
Obligation under leases	128,731	210,673	841,489	3,048,712	7,384,494
Floating interest rate liabilities	19,644,085	6,892,644	9,202,843	200,799,083	6,380,428
Fixed interest rate liabilities	10,637,451	5,080,186	4,875,149	14,702,446	—

	$106,263,871	$58,836,660	$38,641,949	$253,157,381	$13,833,618

Further information for maturity analysis of obligation under leases was as follows:

	Less than 1 Year	1 to 5 Years	5 to 10 Years	10 to 15 Years	15 to 20 Years	More than 20 Years
	NT$	NT$	NT$	NT$	NT$	NT$

Obligation under leases	$1,180,893	$3,048,712	$1,817,587	$1,281,842	$1,203,233	$3,081,832

March 31, 2026

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$
Non-derivative financial liabilities

Non-interest bearing	$78,547,549	$50,842,634	$56,877,573	$54,667,221	$1,104,011
Obligation under leases	142,064	196,060	810,710	2,788,156	7,366,294
Floating interest rate liabilities	17,731,272	11,340,665	9,017,540	197,359,696	7,055,983
Fixed interest rate liabilities	14,185,607	6,613,800	2,868,580	3,757,081	—

	$110,606,492	$68,993,159	$69,574,403	$258,572,154	$15,526,288

Further information for maturity analysis of obligation under leases was as follows:

	Less than 1 Year	1 to 5 Years	5 to 10 Years	10 to 15 Years	15 to 20 Years	More than 20 Years
	NT$	NT$	NT$	NT$	NT$	NT$

Obligation under leases	$1,148,834	$2,788,156	$1,941,201	$1,231,718	$1,149,689	$3,043,686

The amounts of the floating interest rate instruments of the aforementioned non-derivative financial liabilities were subject to change if floating interest rates differ from those estimates of interest rates determined at each balance sheet date.

The following table detailed the Group’s liquidity analysis for its derivative financial instruments. The table was based on the undiscounted contractual net cash inflows and outflows on derivative instruments settled on a net basis, and the undiscounted gross cash inflows and outflows on those derivatives that require gross settlement. When the amounts payable or receivable are not fixed, the amounts disclosed have been determined by reference to the projected interest rates as illustrated by the yield curves at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	Over 1 Year
	NT$	NT$	NT$	NT$
March 31, 2025

Net settled
Forward exchange contracts	$(15,128)	$9,316	$—	$—

Gross settled
Forward exchange contracts
Inflows	$13,835,257	$1,131,665	$228,450	$—
Outflows	(13,721,382)	(1,137,428)	(224,603)	—

	113,875	(5,763)	3,847	—

Swap contracts
Inflows	25,665,383	20,728,085	88,391,710	664,100
Outflows	(25,200,540)	(19,688,312)	(83,763,793)	(645,020)

	464,843	1,039,773	4,627,917	19,080

	$578,718	$1,034,010	$4,631,764	$19,080

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$
December 31, 2025

Net settled
Forward exchange contracts	$100,732	$37,542	$—

Gross settled
Forward exchange contracts
Inflows	$14,697,943	$1,903,349	$—
Outflows	(14,700,928)	(1,914,087)	—

	(2,985)	(10,738)	—

Swap contracts
Inflows	19,403,174	35,662,026	84,672,420
Outflows	(19,263,452)	(35,807,350)	(80,651,321)

	139,722	(145,324)	4,021,099

	$136,737	$(156,062)	$4,021,099

(Continued)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

March 31, 2026

Net settled
Forward exchange contracts	$(57,639)	$(36,678)	$1,425

Gross settled
Forward exchange contracts
Inflows	$17,767,875	$950,928	$—
Outflows	(17,902,162)	(959,850)	—

	(134,287)	(8,922)	—

Swap contracts
Inflows	39,237,622	47,331,021	80,211,465
Outflows	(38,761,836)	(45,584,416)	(75,588,005)

	475,786	1,746,605	4,623,460

	$341,499	$1,737,683	$4,623,460

(Concluded)

34.	RELATED PARTY TRANSACTIONS

Balances and transactions within the Group were eliminated upon consolidation. In addition to the aforementioned notes, details of transactions between the Group and other related parties were disclosed as follows:

a.	Related parties

Related Party Name	Relationship with the Group

ASE Environmental Protection and Sustainability Foundation	Related party in substance
ASE Cultural and Educational Foundation	Related party in substance

b.	Contribution to related parties

	For the Three Months Ended March 31
Relationship and Related Party Name	2025	2026
	NT$	NT$

Related party in substance
ASE Environmental Protection and Sustainability Foundation	$100,000	$100,000
ASE Cultural and Educational Foundation	15,000	15,000

	$115,000	$115,000

c.

ASE entered into a joint construction and allocation of housing units agreement with HC in April 2022. The agreement stipulated that ASE and HC will provide a part of land located in Chung-Li and funds, respectively, for joint construction of plant and consulted with professional appraisal firms to evaluate the allocation ratio of the value under joint construction. After the completion of the plant construction, ASE would have the priority to purchase the property which obtained by HC based on the agreed proportion of joint construction. The board of directors of ASE approved in November 2025 the acquisition from HC of a 72.15% ownership interest in the building obtained under the joint development allocation ratio, together with the corresponding land interest, for a total consideration of NT$4,231,000 thousand. The transaction price was determined with reference to an appraisal report issued by an independent professional valuer and was fully paid in March 2026.

d.

ASE entered into a joint construction and allocation of housing units agreement with HC in June 2024. The agreement stipulated that ASE and HC will provide a part of land located in Kaohsiung and funds, respectively, for joint construction of plant and consulted with professional appraisal firms to evaluate the allocation ratio of the value under joint construction. After the completion of the plant construction, ASE and its subsidiaries would have the priority to purchase the property which would be obtained by HC based on the agreed proportion of joint construction.

e.

ASE entered into a joint construction and allocation of housing units agreement with HC in November 2025. The agreement stipulated that ASE and HC will provide a part of land located in Kaohsiung and funds, respectively, for joint construction of plant and consulted with professional appraisal firms to evaluate the allocation ratio of the value under joint construction. After the completion of the plant construction, ASE would purchase from HC the ownership interests of the property held by HC.

f.	Compensation to key management personnel

	For the Three Months Ended March 31
	2025	2026
	NT$	NT$

Short-term employee benefits	$367,088	$432,105
Post-employment benefits	732	2,592
Share-based payments	129,597	86,626

	$497,417	$521,323

The compensation to the Group’s key management personnel was determined according to personal performance and market trends.

35.	ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY

The following assets were provided as collateral for bank borrowings, tariff guarantees of imported raw materials or collateral:

	March 31, 2025	December 31, 2025	March 31, 2026
	NT$	NT$	NT$

Property, plant and equipment	$962	$34,208,968	$56,961,748
Investment properties	18,957,373	17,615,240	17,970,629
Other financial assets (including current and non-current)	516,150	547,984	587,534
Trade receivables	503,223	—	—

	$19,977,708	$52,372,192	$75,519,911

36.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

In addition to those disclosed in other notes, significant commitments and contingencies of the Group as of each balance sheet date were as follows:

a.

As of March 31, 2025, December 31, 2025 and March 31, 2026, unused letters of credit of the Group were approximately NT$4,109,000 thousand, NT$3,201,000 thousand and NT$2,105,000 thousand, respectively.

b.

As of March 31, 2025, December 31, 2025 and March 31, 2026, the amounts of the guarantee letters issued by banks to customs on behalf of the Group for import and export financing facilities were approximately NT$652,626 thousand, NT$768,027 thousand and NT$849,787 thousand, respectively.

c.

As of March 31, 2025, December 31, 2025 and March 31, 2026, the Group’s outstanding commitments to purchase property, plant and equipment were approximately NT$117,685,207 thousand, NT$135,247,923 thousand and NT$219,584,143 thousand, respectively, of which NT$7,687,829 thousand, NT$20,562,344 thousand and NT$19,749,238 thousand had been paid, respectively. As of March 31, 2026, the commitment that the Group has contracted for the construction related to the Group’s real estate business was approximately NT$120,340 thousand.

d.	The Group entered into long-term purchase agreements of materials and supplies with suppliers. The relevant minimum purchase quantity is specified in the agreements.

e.

The Group entered into long-term agreements with customers and receives advance payments, which were recorded under other current liabilities and other liabilities. Under these agreements, the Group was obligated to sell products or provide services to customers.

f.	The Group entered into long-term corporate power purchase agreements with suppliers. The relevant fulfillment period, quantity and price are specified in the agreements.

g.

The board of directors of the subsidiary, SPIL, resolved in March 2026 to contribute NT$5,000 thousand to the ASE Cultural and Educational Foundation to support related public welfare cultural and educational activities, in fulfillment of its corporate social responsibility.

h.

In December 2013, in consideration of corporate social responsibility for environmental protection, the board of directors of ASE, approved the contributions of at least NT$100,000 thousand annually to be made in the next 30 years, with a total amount of at least NT$3,000,000 thousand, for promoting environmental protection efforts in Taiwan.

37.	SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

a.

In April 2026, the Company’s board of directors resolved to issue the first unsecured corporate bonds in an aggregate amount up to NT$20,000,000 thousand, with a par value of NT$1,000 thousand per bond, a maturity up to 10 years, and an interest rate not exceeding 2.20%.

b. 1)

In April 2026, the board of directors of ASE resolved to purchase plants and facilities located in the Southern Taiwan Science Park from a third party for approximately NT$14,850,000 thousand (excluding tax) to meet future capacity expansion.

2)

In April 2026, the board of directors of SPIL resolved to purchase plants and facilities located in the Southern Taiwan Science Park from third parties for approximately NT$6,480,000 thousand (excluding tax) and NT$4,320,000 thousand (excluding tax), respectively, to meet future capacity expansion.

38.	OTHERS

In March 2026, the subsidiary, ASE Electronics (M) Sdn. Bhd., entered into a share purchase agreement with Linear Technology Pte Ltd. to acquire Analog Devices Sdn. Bhd. As of the date that the consolidated financial statements were authorized for issue, ASE Electronics (M) Sdn. Bhd. has acquired 100% shareholdings of Analog Devices Sdn. Bhd. with a transferred consideration of US$115,854 thousand in May 2026.

39.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information was aggregated by the foreign currencies other than functional currencies of the group entities and the exchange rates between foreign currencies and respective functional currencies were disclosed. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)
March 31, 2025

Monetary financial assets
US$	$6,309,679	US$1=NT$33.205	$209,512,902
US$	1,572,319	US$1=RMB7.1782	52,208,867
US$	53,253	US$1=EUR0.9246	1,768,274
JPY	7,304,001	JPY1=NT$0.2227	1,626,601
JPY	157,971	JPY1=US$0.0067	35,180

Monetary financial liabilities
US$	6,215,563	US$1=NT$33.205	206,387,761
US$	1,140,149	US$1=RMB7.1782	37,858,633
US$	40,524	US$1=EUR0.9246	1,345,592
JPY	13,055,775	JPY1=NT$0.2227	2,907,522
JPY	1,531,224	JPY1=US$0.0067	341,004

December 31, 2025

Monetary financial assets
US$	7,826,792	US$1=NT$31.430	245,996,086
US$	1,442,793	US$1=RMB7.0288	45,346,978
US$	51,566	US$1=EUR0.8511	1,620,718
JPY	13,178,438	JPY1=NT$0.2008	2,646,231
JPY	185,975	JPY1=RMB0.0449	37,344
JPY	313,605	JPY1=US$0.0064	62,972

Monetary financial liabilities
US$	7,753,291	US$1=NT$31.430	243,685,945
US$	1,170,697	US$1=RMB7.0288	36,794,998
US$	45,728	US$1=EUR0.8511	1,437,230
JPY	24,705,027	JPY1=NT$0.2008	4,960,770
JPY	2,254,526	JPY1=RMB0.0449	452,709
JPY	1,020,834	JPY1=US$0.0064	204,984

(Continued)

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)
March 31, 2026

Monetary financial assets
US$	$8,612,489	US$1=NT$31.995	$275,556,594
US$	1,378,814	US$1=RMB6.9194	44,115,168
US$	55,303	US$1=EUR0.8697	1,769,423
JPY	19,531,530	JPY1=NT$0.2005	3,916,071
JPY	178,078	JPY1=RMB0.0434	35,705
JPY	214,376	JPY1=US$0.0063	42,982

Monetary financial liabilities
US$	8,698,974	US$1=NT$31.995	278,323,686
US$	1,018,935	US$1=RMB6.9194	32,600,827
US$	55,683	US$1=EUR0.8697	1,781,568
JPY	32,367,433	JPY1=NT$0.2005	6,489,669
JPY	1,441,729	JPY1=RMB0.0434	289,067
JPY	872,179	JPY1=US$0.0063	174,872

(Concluded)

The significant realized and unrealized foreign exchange gain (loss) were as follows:

	For the Three Months Ended March 31
	2025		2026
		Net Foreign Exchange Gain (Loss)		Net Foreign Exchange Loss
Functional Currencies	Exchange Rate		Exchange Rate

US$	US$1=NT$33.205	$18,937	US$1=NT$31.995	$(29,972)
NT$		(1,314,217)		(2,089,432)
RMB	RMB1=NT$4.6258	(320,073)	RMB1=NT$4.6240	(159,422)

		$(1,615,353)		$(2,278,826)

40.	OPERATING SEGMENTS INFORMATION

The Group has the following reportable segments: Packaging, Testing and EMS. The Group packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services; engages in the designing, assembling, manufacturing and sale of electronic components and telecommunications equipment motherboards. Information about other business activities and operating segments that are not reportable are combined and disclosed in “Others.” The Group engages in other activities such as substrate production as well as sale and leasing of real estate properties.

The accounting policies for segments are the same as those described in Note 4. The measurement basis for resources allocation and performance evaluation is based on profit before income tax.

a.	Segment revenues and operation results

	Packaging	Testing	EMS	Others	Adjustment and Elimination	Total
	NT$	NT$	NT$	NT$	NT$	NT$

For the three months ended March 31, 2025

Revenue from external customers	$68,411,481	$16,004,385	$61,859,742	$1,877,654	$—	$148,153,262
Inter-segment revenues (Note 1)	1,545,005	112,694	9,000,838	1,909,935	(12,568,472)	—
Segment profit before income tax	5,525,531	3,242,062	1,571,862	(529,526)	—	9,809,929

For the three months ended March 31, 2026

Revenue from external customers	88,981,223	21,041,056	61,361,398	2,278,475	—	173,662,152
Inter-segment revenues (Note 1)	1,163,448	181,403	7,648,656	2,351,947	(11,345,454)	—
Segment profit before income tax	11,201,406	5,629,098	1,743,740	(373,991)	—	18,200,253

Note 1:	Inter-group revenues were eliminated upon consolidation.

Note 2:	The disaggregated product and service type from the Group’s contract with customer is the same as those disclosed in above reportable segment.

Contract assets - current

	Packaging	Testing	EMS	Others	Adjustment and Elimination	Total
	NT$	NT$	NT$	NT$	NT$	NT$

As of March 31, 2025	$4,793,252	$1,388,171	$—	$—	$—	$6,181,423

As of December 31, 2025	$6,067,444	$1,500,668	$—	$—	$—	$7,568,112

As of March 31, 2026	$7,042,244	$1,886,913	$—	$—	$—	$8,929,157